COUGAR ENERGY INC.

**RESERVES ASSESSMENT AND
EVALUATION OF
CANADIAN OIL AND GAS PROPERTIES**

CORPORATE SUMMARY

Effective December 31, 2009

1100181

CORPORATE SUMMARY

TABLE OF CONTENTS

GLJ Petroleum Consultants

Principal Officers:
Harry Jung, P. Eng.
President, C.E.O.
Dana B. Laustsen, P. Eng.
Executive V.P., C.O.O.
Keith M. Braaten, P. Eng.
Executive V.P.

Officers / Vice Presidents:
Terry L. Aarsby, P. Eng.
Jodi L. Anhorn, P. Eng.
Neil I. Dell, P. Eng.
David G. Harris, P. Geol.
Myron J. Hladyshevsky, P. Eng.
Bryan M. Joa, P. Eng.
John H. Stilling, P. Eng.
Douglas R. Sutton, P. Eng.
James H. Willmon, P. Eng.

March 11, 2010

Project 1100181

Mr. Glenn Watt
Cougar Energy Inc.
405, 505 – 8th Avenue S.W.
Calgary, Alberta T2P 1G2

Dear Sir:

Re: Cougar Energy Inc.
Corporate Evaluation
Effective December 31, 2009

GLJ Petroleum Consultants (GLJ) has completed an independent reserves assessment and evaluation of the oil and gas properties of Cougar Energy Inc. (the "Company"). The effective date of this evaluation is December 31, 2009.

This report has been prepared for the Company for the purpose of annual disclosure and other financial requirements. This evaluation has been prepared in accordance with reserves definitions, standards and procedures contained in the Canadian Oil and Gas Evaluation Handbook.

It was GLJ's primary mandate in this evaluation to provide an independent evaluation of the oil and gas reserves of the Company in aggregate. Accordingly it may not be appropriate to extract individual property or entity estimates for other purposes. Our engagement letter notes these limitations on the use of this report.

It is trusted that this evaluation meets your current requirements. Should you have any questions regarding this analysis, please contact the undersigned.

Yours very truly,

GLJ PETROLEUM CONSULTANTS LTD.

ORIGINALLY SIGNED BY

Bruce E. Madu, P. Eng.
Manager, Engineering

BEM/memd
Attachments

INDEPENDENT PETROLEUM CONSULTANTS' CONSENT

The undersigned firm of Independent Petroleum Consultants of Calgary, Alberta, Canada has prepared an independent evaluation of the **Cougar Energy Inc.** Canadian oil and gas properties and hereby gives consent to the use of its name and to the said estimates. The effective date of the evaluation is **December 31, 2009.**

In the course of the evaluation, Cougar Energy Inc. provided GLJ Petroleum Consultants Ltd. personnel with basic information which included land data, well information, geological information, reservoir studies, estimates of on-stream dates, contract information, current hydrocarbon product prices, operating cost data, capital budget forecasts, financial data and future operating plans. Other engineering, geological or economic data required to conduct the evaluation and upon which this report is based, were obtained from public records, other operators and from GLJ Petroleum Consultants Ltd. nonconfidential files. Cougar Energy Inc. has provided a representation letter confirming that all information provided to GLJ Petroleum Consultants Ltd. is correct and complete to the best of its knowledge. Procedures recommended in the Canadian Oil and Gas Evaluation (COGE) Handbook to verify certain interests and financial information were applied in this evaluation. In applying these procedures and tests, nothing came to GLJ Petroleum Consultants Ltd.'s attention that would suggest that information provided by Cougar Energy Inc. was not complete and accurate. GLJ Petroleum Consultants Ltd. reserves the right to review all calculations referred to or included in this report and to revise the estimates in light of erroneous data supplied or information existing but not made available which becomes known subsequent to the preparation of this report.

The accuracy of any reserves and production estimate is a function of the quality and quantity of available data and of engineering interpretation and judgment. While reserves and production estimates presented herein are considered reasonable, the estimates should be accepted with the understanding that reservoir performance subsequent to the date of the estimate may justify revision, either upward or downward.

Revenue projections presented in this report are based in part on forecasts of market prices, currency exchange rates, inflation, market demand and government policy which are subject to many uncertainties and may, in future, differ materially from the forecasts utilized herein. Present values of revenues documented in this report do not necessarily represent the fair market value of the reserves evaluated herein.

> **PERMIT TO PRACTICE**
> GLJ PETROLEUM CONSULTANTS LTD.
>
> Signature: _Originally Signed by Bryan M. Joa_
>
> Date:_____March 11, 2010_____
>
> **PERMIT NUMBER: P 2066**
> The Association of Professional Engineers,
> Geologists and Geophysicists of Alberta

ORIGINALLY SIGNED BY
  DANA B. LAUSTSEN
GLJ Petroleum Consultants Ltd.

GLJ Petroleum Consultants

INTRODUCTION

GLJ Petroleum Consultants (GLJ) was commissioned by Cougar Energy Inc. (the "Company") to prepare an independent evaluation of its oil and gas reserves effective December 31, 2009. The locations of the most significant reserves properties are indicated on the attached index map.

The evaluation was initiated in January 2010 and completed by March 2010. Estimates of reserves and projections of production were generally prepared using well information and production data available from public sources to approximately December 2009. The Company provided land, accounting data and other technical information not available in the public domain to approximately December 2009. In certain instances, the Company also provided recent engineering, geological and other information up to December 2009. The Company has confirmed that, to the best of its knowledge, all information provided to GLJ is correct and complete as of the effective date.

This evaluation has been prepared in accordance with procedures and standards contained in the Canadian Oil and Gas Evaluation (COGE) Handbook. The reserves definitions used in preparing this report (included herein under "Reserves Definitions") are those contained in the COGE Handbook and the Canadian Securities Administrators National Instrument 51-101 (NI 51-101).

The evaluation was conducted on the basis of the GLJ January 1, 2010 Price Forecast which is summarized in the Product Price and Market Forecasts section of this report.

Tables summarizing production, royalties, costs, revenue projections, reserves and present value estimates for various reserves categories for individual properties and the Company total are provided in the tabbed sections of this Summary Report.

The Evaluation Procedure section outlines general procedures used in preparing this evaluation. The individual property reports, provided under separate cover, provide additional evaluation details. The following summarizes evaluation matters that have been included/excluded in cash flow projections:

- processing income has been included as "Other Income",
- in accordance with NI 51-101, the effect on projected revenues of the Company's financial hedging activity has not been included,

GLJ Petroleum Consultants

- provisions for the abandonment of all of the Company's wells to which reserves have been attributed have been included; all other abandonment and reclamation costs have not been included,
- general and administrative (G&A) costs and overhead recovery have not been included,
- undeveloped land values have not been included.

A constant price analysis was performed by rerunning the evaluation database using prices based on the average of the first day posted prices in each of the 12 months of the Company's fiscal year with no cost escalations.

A summary of reference prices and resulting reserves data under the constant pricing scenario are provided in the "Constant Price Analysis" section.

The "Securities Reporting" section of this report provides reserves data in a format that is consistent with the disclosure requirements set out in NI 51-101.

Map 1

Index Map
Property Locations

Company: Cougar Energy Inc. | Effective Date: December 31, 2009

Property: Alberta | Scale: 1:6,500,000 s1100181/indm01


W6M
W5M
W4M
WOOD BUFFALO NATIONAL PARK
ALBERTA
Trout-Sword
Trout-Mistahiya
FORT McMURRAY
GRANDE PRAIRIE
COLD LAKE
WILLMORE WILDERNESS PARK
Alexander
EDMONTON
JASPER NATIONAL PARK
RED DEER
BANFF NATIONAL PARK
Crossfield
CALGARY
MEDICINE HAT
LETHBRIDGE
W5M
W4M

SUMMARY

TABLE OF CONTENTS

Page

Table 1

Company:	**Cougar Energy Inc.**
Property:	**Corporate**
Description:	**Properties**

Reserve Class:	**Various**
Development Class:	**Classifications**
Pricing:	**GLJ (2010-01)**
Effective Date:	**December 31, 2009**

Summary of Reserves and Values

	Proved Producing	Proved Developed Non-producing	Proved Undeveloped	Total Proved	Total Probable	Total Proved Plus Probable
MARKETABLE RESERVES						
Light/Medium Oil (Mbbl)						
Total Company Interest	214	87	0	301	174	475
Working Interest	214	87	0	301	174	474
Net After Royalty	187	76	0	263	142	405
Heavy Oil (Mbbl)						
Total Company Interest	0	0	0	0	37	37
Working Interest	0	0	0	0	37	37
Net After Royalty	0	0	0	0	36	36
Oil Equivalent (Mbbl)						
Total Company Interest	214	87	0	301	211	512
Working Interest	214	87	0	301	211	512
Net After Royalty	187	76	0	263	179	442
BEFORE TAX PRESENT VALUE (M$)						
0%	8,069	2,723	0	10,792	7,838	18,631
5%	6,924	2,476	0	9,400	6,535	15,935
8%	6,381	2,343	0	8,724	5,937	14,661
10%	6,065	2,260	0	8,325	5,595	13,920
12%	5,780	2,182	0	7,962	5,291	13,253
15%	5,401	2,074	0	7,475	4,893	12,368
20%	4,877	1,912	0	6,790	4,351	11,141
FIRST 6 YEARS BEFORE TAX CASH FLOW (M$)						
2010	1,834	415	0	2,249	1,030	3,279
2011	1,463	1,103	0	2,565	1,636	4,201
2012	1,160	614	0	1,774	1,312	3,086
2013	919	337	0	1,256	942	2,198
2014	684	193	0	877	678	1,554
2015	608	99	0	707	496	1,203

BOE Factors:	HVY OIL	1.0	RES GAS	6.0	PROPANE	1.0	ETHANE	1.0
	COND	1.0	SLN GAS	6.0	BUTANE	1.0	SULPHUR	0.0

Run Date: March 08, 2010 11:38:00

March 08, 2010 11:38:01

GLJ Petroleum Consultants

Table 2

Company: **Cougar Energy Inc.**
Property: **Corporate**
Description: **Properties**

Reserve Class: **Various**
Development Class: **Classifications**
Pricing: **GLJ (2010-01)**
Effective Date: **December 31, 2009**

Company Production, Reserves and Present Value Summary

Entity Description	2010 Company Interest Prod'n				Company Interest Reserves					Net After Royalty Reserves					Reserve Life Index	Before Income Tax Discounted Present Value (M$)			
	Gas Mcf/d	Oil bbl/d	NGL bbl/d	Oil Eq. boe/d	Gas MMcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Oil Eq. Mboe	Gas MMcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Oil Eq. Mboe	yrs	0%	8%	10%	12%
Proved Producing	0	116	0	116	0	214	0	0	214	0	187	0	0	187	5.1	8,069	6,381	6,065	5,780
Proved Developed Nonproducing	0	63	0	63	0	87	0	0	87	0	76	0	0	76	3.8	2,723	2,343	2,260	2,182
Proved Undeveloped	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Total Proved Nonproducing	0	63	0	63	0	87	0	0	87	0	76	0	0	76	3.8	2,723	2,343	2,260	2,182
Total Proved	0	179	0	179	0	301	0	0	301	0	263	0	0	263	4.6	10,792	8,724	8,325	7,962
Probable Producing	0	4	0	4	0	60	0	0	60	0	52	0	0	52	44.8	2,357	1,404	1,256	1,130
Probable Nonproducing	0	103	0	103	0	151	0	0	151	0	127	0	0	127	4.0	5,481	4,533	4,340	4,162
Total Probable	0	107	0	107	0	211	0	0	211	0	179	0	0	179	5.4	7,838	5,937	5,595	5,291
Proved Plus Probable Producing	0	119	0	119	0	274	0	0	274	0	238	0	0	238	6.3	10,426	7,785	7,320	6,909
Proved Plus Probable Nonproducing	0	167	0	167	0	238	0	0	238	0	203	0	0	203	3.9	8,204	6,875	6,600	6,344
Total Proved Plus Probable	0	286	0	286	0	512	0	0	512	0	442	0	0	442	4.9	18,631	14,661	13,920	13,253

Reserves Characterization
Percentage of Total Company Interest BOE Reserves

Product Types



Hvy Oil (7 %)
L & M Oil (93 %)

Reserves Classifications



Pb Prd (17 %)
Pv Dev NPrd (24 %)
Pv Prd (59 %)

BOE Factors:

HVY OIL	1.0	RES GAS	6.0	PROPANE	1.0	ETHANE	1.0
COND	1.0	SLN GAS	6.0	BUTANE	1.0	SULPHUR	0.0

1100181   Class (A,B1,B2,B,C,D,E,F,G,H,I), GLJ (2010-01), crv

March 08, 2010 11:38:02

GLJ Petroleum Consultants

PROVED RESERVES FORECASTS

TABLE OF CONTENTS

Company:	**Cougar Energy Inc.**	Reserve Class:	**Various**
Property:	**Corporate**	Development Class:	**Classifications**
Description:	**Properties**	Pricing:	**GLJ (2010-01)**
		Effective Date:	**December 31, 2009**

Summary of Reserves and Values

	Proved Producing	Proved Developed Non-producing	Proved Undeveloped	Total Proved Non-producing	Total Proved
MARKETABLE RESERVES					
Light/Medium Oil (Mbbl)					
Total Company Interest	214	87	0	87	301
Working Interest	214	87	0	87	301
Net After Royalty	187	76	0	76	263
Oil Equivalent (Mbbl)					
Total Company Interest	214	87	0	87	301
Working Interest	214	87	0	87	301
Net After Royalty	187	76	0	76	263
BEFORE TAX PRESENT VALUE (M$)					
0%	8,069	2,723	0	2,723	10,792
5%	6,924	2,476	0	2,476	9,400
8%	6,381	2,343	0	2,343	8,724
10%	6,065	2,260	0	2,260	8,325
12%	5,780	2,182	0	2,182	7,962
15%	5,401	2,074	0	2,074	7,475
20%	4,877	1,912	0	1,912	6,790
FIRST 6 YEARS BEFORE TAX CASH FLOW (M$)					
2010	1,834	415	0	415	2,249
2011	1,463	1,103	0	1,103	2,565
2012	1,160	614	0	614	1,774
2013	919	337	0	337	1,256
2014	684	193	0	193	877
2015	608	99	0	99	707

| **BOE Factors:** | HVY OIL | 1.0 | RES GAS | 6.0 | PROPANE | 1.0 | ETHANE | 1.0 |
| | COND | 1.0 | SLN GAS | 6.0 | BUTANE | 1.0 | SULPHUR | 0.0 |

Company: **Cougar Energy Inc.**
Property: **Corporate**
Description: **Properties**

Reserve Class: **Various**
Development Class: **Classifications**
Pricing: **GLJ (2010-01)**
Effective Date: **December 31, 2009**

Company Production, Reserves and Present Value Summary

	2010 Company Interest Prod'n				**Company Interest Reserves**					**Net After Royalty Reserves**					**Reserve Life**	**Before Income Tax Discounted Present Value (M$)**			
Entity Description	Gas Mcf/d	Oil bbl/d	NGL bbl/d	Oil Eq. boe/d	Gas MMcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Oil Eq. Mboe	Gas MMcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Oil Eq. Mboe	**Index yrs**	0%	8%	10%	12%
Proved Producing																			
Alexander	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Crossfield	0	2	0	2	0	7	0	0	7	0	6	0	0	6	7.8	364	266	248	232
Trout - Mistahiya	0	9	0	9	0	16	0	0	16	0	15	0	0	15	4.8	535	447	429	413
Trout - Sword	0	104	0	104	0	191	0	0	191	0	166	0	0	166	5.0	7,170	5,668	5,388	5,135
Total: Proved Producing	**0**	**116**	**0**	**116**	**0**	**214**	**0**	**0**	**214**	**0**	**187**	**0**	**0**	**187**	**5.1**	**8,069**	**6,381**	**6,065**	**5,780**
Proved Developed Nonproducing																			
Alexander	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Crossfield	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Trout - Mistahiya	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Trout - Sword	0	63	0	63	0	87	0	0	87	0	76	0	0	76	3.8	2,723	2,343	2,260	2,182
Total: Proved Developed Nonproducing	**0**	**63**	**0**	**63**	**0**	**87**	**0**	**0**	**87**	**0**	**76**	**0**	**0**	**76**	**3.8**	**2,723**	**2,343**	**2,260**	**2,182**
Proved Undeveloped																			
Alexander	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Crossfield	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Trout - Mistahiya	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Trout - Sword	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Total: Proved Undeveloped	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0.0**	**0**	**0**	**0**	**0**
Total Proved Nonproducing																			
Alexander	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Crossfield	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Trout - Mistahiya	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Trout - Sword	0	63	0	63	0	87	0	0	87	0	76	0	0	76	3.8	2,723	2,343	2,260	2,182
Total: Total Proved Nonproducing	**0**	**63**	**0**	**63**	**0**	**87**	**0**	**0**	**87**	**0**	**76**	**0**	**0**	**76**	**3.8**	**2,723**	**2,343**	**2,260**	**2,182**
Total Proved																			
Alexander	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Crossfield	0	2	0	2	0	7	0	0	7	0	6	0	0	6	7.8	364	266	248	232
Trout - Mistahiya	0	9	0	9	0	16	0	0	16	0	15	0	0	15	4.8	535	447	429	413
Trout - Sword	0	168	0	168	0	278	0	0	278	0	242	0	0	242	4.5	9,893	8,011	7,648	7,317
Total: Total Proved	**0**	**179**	**0**	**179**	**0**	**301**	**0**	**0**	**301**	**0**	**263**	**0**	**0**	**263**	**4.6**	**10,792**	**8,724**	**8,325**	**7,962**

BOE Factors: HVY OIL 1.0 RES GAS 6.0 PROPANE 1.0 ETHANE 1.0
COND 1.0 SLN GAS 6.0 BUTANE 1.0 SULPHUR 0.0

1100181 Class (A,B1,B2,B,C), GLJ (2010-01), crv March 08, 2010 11:38:04

Page: 13 of 70

GLJ Petroleum Consultants

Company:	**Cougar Energy Inc.**	Reserve Class:	**Proved**
Property:	**Corporate**	Development Class:	**Producing**
Description:	**Properties**	Pricing:	**GLJ (2010-01)**
		Effective Date:	**December 31, 2009**

Economic Forecast

PRODUCTION FORECAST

Light/Medium Oil Production

Year	Company Oil Wells	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2010	9	116	42	36	79.10
2011	9	95	35	30	82.26
2012	9	76	28	24	85.41
2013	8	62	23	20	88.57
2014	8	51	19	16	91.73
2015	7	42	15	14	93.66
2016	6	35	13	11	95.63
2017	6	29	11	9	97.65
2018	5	25	9	8	99.70
2019	5	22	8	7	101.79
2020	5	19	7	6	103.91
2021	5	14	5	5	106.09
Tot.			**214**	**187**	**88.67**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens				Royalty Interest	Company Interest	Royalty Burdens Pre-Processing		Gas Processing Allowance		Total Royalty After Process.	Net Revenue After Royalty	Operating Expenses		
	Working Interest														
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$	Total M$	Total M$	Crown M$	Other M$	Crown M$	Other M$	M$	M$	Fixed M$	Variable M$	Total M$
2010	3,341	0	0	3,341	3	3,343	527	8	0	0	535	2,808	821	200	1,021
2011	2,837	0	0	2,837	2	2,840	384	8	0	0	392	2,447	834	168	1,002
2012	2,370	0	0	2,370	2	2,372	299	8	0	0	307	2,065	781	139	920
2013	2,010	0	0	2,010	1	2,011	236	7	0	0	243	1,768	757	117	874
2014	1,701	0	0	1,701	0	1,701	191	7	0	0	199	1,503	718	98	816
2015	1,441	0	0	1,441	0	1,441	152	7	0	0	159	1,283	584	84	668
2016	1,218	0	0	1,218	0	1,218	122	6	0	0	129	1,090	548	63	611
2017	1,032	0	0	1,032	0	1,032	99	6	0	0	105	928	525	49	574
2018	896	0	0	896	0	896	82	6	0	0	88	808	517	42	559
2019	803	0	0	803	0	803	71	5	0	0	76	727	459	37	496
2020	722	0	0	722	0	722	62	5	0	0	67	655	468	33	501
2021	561	0	0	561	0	561	50	2	0	0	51	510	421	26	447
Tot.	**18,933**	**0**	**0**	**18,933**	**8**	**18,941**	**2,275**	**76**	**0**	**0**	**2,351**	**16,591**	**7,432**	**1,058**	**8,489**
Disc	13,250	0	0	13,250	7	13,257	1,673	49	0	0	1,722	11,535	4,756	756	5,513

	Mineral Tax M$	Capital Tax M$	NPI Burden M$	Net Prod'n Revenue M$	Other Income M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment				Before Tax Cash Flow		
Year								Dev. M$	Plant M$	Tang. M$	Total M$	Annual M$	Cum. M$	10.0% Dcf M$
2010	0	0	0	1,786	48	0	1,834	0	0	0	0	1,834	1,834	1,749
2011	0	0	0	1,445	39	22	1,463	0	0	0	0	1,463	3,297	3,017
2012	0	0	0	1,145	32	17	1,160	0	0	0	0	1,160	4,457	3,930
2013	0	0	0	894	26	0	919	0	0	0	0	919	5,376	4,589
2014	0	0	0	687	20	23	684	0	0	0	0	684	6,060	5,034
2015	0	0	0	614	17	23	608	0	0	0	0	608	6,668	5,394
2016	0	0	0	478	15	18	475	0	0	0	0	475	7,143	5,650
2017	0	0	0	353	13	18	348	0	0	0	0	348	7,491	5,820
2018	0	0	0	249	11	0	260	0	0	0	0	260	7,751	5,936
2019	0	0	0	231	10	0	241	0	0	0	0	241	7,992	6,033
2020	0	0	0	154	9	0	163	0	0	0	0	163	8,155	6,093
2021	0	0	0	63	7	155	-86	0	0	0	0	-86	8,069	6,065
Tot.	**1**	**0**	**0**	**8,101**	**245**	**277**	**8,069**	**0**	**0**	**0**	**0**	**8,069**	**8,069**	**6,065**
Disc	1	0	0	6,022	175	132	6,065	0	0	0	0	6,065	6,065	6,065

SUMMARY OF RESERVES

		Remaining Reserves at Jan 01, 2010				Oil Equivalents			Reserve Life Indic. (yr)		
Product	Units	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Eq. Factor	Company Mboe	% of Total	Reserve Life	Life Index	Half Life
Light/Med Oil	Mbbl	214	0	214	187	1.000	214	100	12.0	5.1	3.1
Total: Oil Eq.	Mboe	214	0	214	187	1.000	214	100	12.0	5.1	3.1

PRODUCT REVENUE AND EXPENSES

			Average First Year Unit Values						Net Revenue After Royalties			
Product	Units	Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Undisc M$	% of Total	10% Disc M$	% of Total
Light/Med Oil	$/bbl	83.26	-4.16	79.10	12.67	24.17	0.00	42.26	16,591	100	11,535	100
Total: Oil Eq.	$/boe	83.26	-4.16	79.10	12.67	24.17	0.00	42.26	16,591	100	11,535	100

REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

Revenue Burdens (%)				Net Present Value Before Income Tax				
	Initial	Average	Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/boe
Crown Royalty	15.7747	12.0144	0.0	8,101	8,069	0.0	8,069	37.77
Non-crown Royalty	0.2525	0.4009	5.0	6,907	6,924	0.0	6,924	32.41
Mineral Tax	0.0043	0.0048	8.0	6,346	6,381	0.0	6,381	29.87
			10.0	6,022	6,065	0.0	6,065	28.39
			12.0	5,731	5,780	0.0	5,780	27.05
			15.0	5,346	5,401	0.0	5,401	25.28
			20.0	4,817	4,877	0.0	4,877	22.83

Evaluator: Madu, Bruce E.
Run Date: March 08, 2010 11:37:59

GLJ Petroleum Consultants

Company:	**Cougar Energy Inc.**			Reserve Class:	**Proved**	
Property:	**Corporate**			Development Class:	**Developed Nonproducing**	
Description:	**Properties**			Pricing:	**GLJ (2010-01)**	
				Effective Date:	**December 31, 2009**	

Economic Forecast

PRODUCTION FORECAST

Light/Medium Oil Production

Year	Company Oil Wells	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2010	10	63	23	20	79.11
2011	10	73	27	23	82.27
2012	9	49	18	16	85.43
2013	6	28	10	9	88.59
2014	4	16	6	5	91.75
2015	2	6	2	2	93.69
2016	1	3	1	1	95.66
2017	0	1	0	1	97.68
2018	0	0	0	0	99.73
2019	0	0	0	0	101.83
2020	0	0	0	0	103.95
2021	0	-2	-1	-1	106.11
Tot.			**87**	**76**	**83.86**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens				Royalty Interest	Company Interest	Royalty Burdens Pre-Processing		Gas Processing Allowance		Total Royalty After Process.	Net Revenue After Royalty	Operating Expenses		
	Working Interest														
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$	Total M$	Total M$	Crown M$	Other M$	Crown M$	Other M$	M$	M$	Fixed M$	Variable M$	Total M$
2010	1,828	0	0	1,828	0	1,828	219	42	0	0	261	1,567	468	92	560
2011	2,182	0	0	2,182	0	2,182	260	48	0	0	308	1,874	672	108	781
2012	1,525	0	0	1,525	0	1,525	155	32	0	0	187	1,338	593	74	667
2013	910	0	0	910	0	910	96	10	0	0	106	804	366	44	409
2014	538	0	0	538	0	538	52	5	0	0	57	481	221	25	246
2015	221	0	0	221	0	221	18	1	0	0	19	203	73	10	83
2016	122	0	0	122	0	122	3	1	0	0	3	118	48	6	53
2017	44	0	0	44	0	44	-5	0	0	0	-5	49	24	2	26
2018	18	0	0	18	0	18	-7	0	0	0	-7	26	25	1	26
2019	0	0	0	0	0	0	-8	0	0	0	-8	8	29	0	29
2020	-12	0	0	-12	0	-12	-8	0	0	0	-8	-5	30	-1	29
2021	-77	0	0	-77	0	-77	-11	0	0	0	-11	-65	-13	-4	-17
Tot.	**7,299**	**0**	**0**	**7,299**	**0**	**7,299**	**762**	**139**	**0**	**0**	**901**	**6,397**	**2,535**	**359**	**2,893**
Disc	6,034	0	0	6,034	0	6,034	655	118	0	0	773	5,261	2,012	297	2,309

	Mineral Tax M$	Capital Tax M$	NPI Burden M$	Net Prod'n Revenue M$	Other Income M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment				Before Tax Cash Flow		
Year								Dev. M$	Plant M$	Tang. M$	Total M$	Annual M$	Cum. M$	10.0% Dcf M$
2010	0	0	0	1,007	27	0	1,034	619	0	0	619	415	415	396
2011	0	0	0	1,093	31	22	1,103	0	0	0	0	1,103	1,518	1,351
2012	0	0	0	671	21	78	614	0	0	0	0	614	2,132	1,835
2013	0	0	0	395	13	71	337	0	0	0	0	337	2,469	2,077
2014	0	0	0	235	8	50	193	0	0	0	0	193	2,661	2,202
2015	0	0	0	119	4	25	99	0	0	0	0	99	2,761	2,261
2016	0	0	0	65	3	13	55	0	0	0	0	55	2,816	2,291
2017	0	0	0	23	1	0	24	0	0	0	0	24	2,839	2,302
2018	0	0	0	-1	1	0	0	0	0	0	0	0	2,839	2,302
2019	0	0	0	-21	0	0	-20	0	0	0	0	-20	2,819	2,294
2020	0	0	0	-34	0	17	-50	0	0	0	0	-50	2,768	2,275
2021	0	0	0	-48	-1	-4	-45	0	0	0	0	-45	2,723	2,260
Tot.	**0**	**0**	**0**	**3,504**	**109**	**271**	**3,343**	**619**	**0**	**0**	**619**	**2,723**	**2,723**	**2,260**
Disc	0	0	0	2,951	89	190	2,851	591	0	0	591	2,260	2,260	2,260

SUMMARY OF RESERVES

		Remaining Reserves at Jan 01, 2010				Oil Equivalents			Reserve Life Indic. (yr)		
Product	Units	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Eq. Factor	Company Mboe	% of Total	Reserve Life	Life Index	Half Life
Light/Med Oil	Mbbl	87	0	87	76	1.000	87	100	12.0	3.8	1.8
Total: Oil Eq.	Mboe	87	0	87	76	1.000	87	100	12.0	3.8	1.8

GLJ Petroleum Consultants

PRODUCT REVENUE AND EXPENSES

| | | Average First Year Unit Values | | | | | | | Net Revenue After Royalties | | | |
Product	Units	Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Undisc M$	% of Total	10% Disc M$	% of Total
Light/Med Oil	$/bbl	83.26	-4.15	79.11	11.29	24.24	0.00	43.58	6,397	100	5,261	100
Total: Oil Eq.	$/boe	83.26	-4.15	79.11	11.29	24.24	0.00	43.58	6,397	100	5,261	100

REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

Net Present Value Before Income Tax

Revenue Burdens (%)			Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/boe
	Initial	Average						
Crown Royalty	11.9763	10.4469	0.0	3,504	3,343	619	2,723	31.29
Non-crown Royalty	2.2974	1.9001	5.0	3,207	3,080	604	2,476	28.44
Mineral Tax	0.0000	0.0000	8.0	3,049	2,939	596	2,343	26.92
			10.0	2,951	2,851	591	2,260	25.97
			12.0	2,860	2,768	585	2,182	25.07
			15.0	2,732	2,651	578	2,074	23.83
			20.0	2,543	2,478	565	1,912	21.97

Evaluator: Madu, Bruce E.
Run Date: March 08, 2010 11:38:00

Company:	**Cougar Energy Inc.**	Reserve Class:	**Proved**
Property:	**Corporate**	Development Class:	**Total**
Description:	**Properties**	Pricing:	**GLJ (2010-01)**
		Effective Date:	**December 31, 2009**

Economic Forecast

PRODUCTION FORECAST

Light/Medium Oil Production

Year	Company Oil Wells	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2010	20	179	65	55	79.10
2011	20	167	61	53	82.26
2012	18	125	46	40	85.42
2013	14	90	33	29	88.57
2014	12	67	24	22	91.73
2015	9	49	18	16	93.66
2016	7	38	14	13	95.64
2017	6	30	11	10	97.65
2018	5	25	9	8	99.70
2019	5	22	8	7	101.79
2020	5	19	7	6	103.91
2021	5	13	5	4	106.09
Tot.			**301**	**263**	**87.27**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens				Royalty Interest	Company Interest	Royalty Burdens Pre-Processing		Gas Processing Allowance		Total Royalty After Process.	Net Revenue After Royalty	Operating Expenses		
	Working Interest														
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$	Total M$	Total M$	Crown M$	Other M$	Crown M$	Other M$	M$	M$	Fixed M$	Variable M$	Total M$
2010	5,169	0	0	5,169	3	5,172	746	50	0	0	796	4,375	1,289	293	1,582
2011	5,019	0	0	5,019	2	5,021	644	56	0	0	700	4,321	1,506	276	1,782
2012	3,895	0	0	3,895	2	3,897	454	40	0	0	494	3,403	1,373	214	1,587
2013	2,919	0	0	2,919	1	2,921	332	17	0	0	349	2,571	1,122	161	1,283
2014	2,239	0	0	2,239	0	2,239	243	12	0	0	256	1,983	939	124	1,062
2015	1,663	0	0	1,663	0	1,663	169	8	0	0	177	1,486	657	94	752
2016	1,340	0	0	1,340	0	1,340	125	7	0	0	132	1,208	595	69	664
2017	1,076	0	0	1,076	0	1,076	94	6	0	0	100	976	549	51	601
2018	914	0	0	914	0	914	75	6	0	0	80	834	543	42	585
2019	803	0	0	803	0	803	62	5	0	0	68	735	488	37	525
2020	710	0	0	710	0	710	54	5	0	0	59	651	497	33	530
2021	485	0	0	485	0	485	39	2	0	0	40	445	408	23	430
Tot.	**26,232**	**0**	**0**	**26,232**	**8**	**26,240**	**3,037**	**215**	**0**	**0**	**3,252**	**22,988**	**9,967**	**1,416**	**11,383**
Disc	19,284	0	0	19,284	7	19,291	2,328	167	0	0	2,495	16,796	6,768	1,054	7,822

	Mineral Tax M$	Capital Tax M$	NPI Burden M$	Net Prod'n Revenue M$	Other Income M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment				Before Tax Cash Flow		
Year								Dev. M$	Plant M$	Tang. M$	Total M$	Annual M$	Cum. M$	10.0% Dcf M$
2010	0	0	0	2,794	75	0	2,868	619	0	0	619	2,249	2,249	2,144
2011	0	0	0	2,539	70	43	2,565	0	0	0	0	2,565	4,815	4,368
2012	0	0	0	1,816	53	95	1,774	0	0	0	0	1,774	6,588	5,766
2013	0	0	0	1,288	39	71	1,256	0	0	0	0	1,256	7,845	6,666
2014	0	0	0	921	29	73	877	0	0	0	0	877	8,721	7,237
2015	0	0	0	734	21	48	707	0	0	0	0	707	9,428	7,655
2016	0	0	0	544	17	31	530	0	0	0	0	530	9,959	7,941
2017	0	0	0	376	14	18	371	0	0	0	0	371	10,330	8,122
2018	0	0	0	248	12	0	260	0	0	0	0	260	10,590	8,238
2019	0	0	0	210	10	0	220	0	0	0	0	220	10,810	8,327
2020	0	0	0	121	9	17	113	0	0	0	0	113	10,923	8,369
2021	0	0	0	14	6	151	-131	0	0	0	0	-131	10,792	8,325
Tot.	**1**	**0**	**0**	**11,605**	**355**	**548**	**11,412**	**619**	**0**	**0**	**619**	**10,792**	**10,792**	**8,325**
Disc	1	0	0	8,973	264	322	8,915	591	0	0	591	8,325	8,325	8,325

SUMMARY OF RESERVES

		Remaining Reserves at Jan 01, 2010				Oil Equivalents			Reserve Life Indic. (yr)		
Product	Units	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Eq. Factor	Company Mboe	% of Total	Reserve Life	Life Index	Half Life
Light/Med Oil	Mbbl	301	0	301	263	1.000	301	100	12.0	4.6	2.5
Total: Oil Eq.	Mboe	301	0	301	263	1.000	301	100	12.0	4.6	2.5

GLJ Petroleum Consultants

Page 2

PRODUCT REVENUE AND EXPENSES

		Average First Year Unit Values							Net Revenue After Royalties			
Product	Units	Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Undisc M$	% of Total	10% Disc M$	% of Total
Light/Med Oil	$/bbl	83.26	-4.16	79.10	12.18	24.19	0.00	42.73	22,988	100	16,796	100
Total: Oil Eq.	$/boe	83.26	-4.16	79.10	12.18	24.19	0.00	42.73	22,988	100	16,796	100

REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

Revenue Burdens (%)				Net Present Value Before Income Tax				
	Initial	Average	Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/boe
Crown Royalty	14.4312	11.5783	0.0	11,605	11,412	619	10,792	35.89
Non-crown Royalty	0.9758	0.8180	5.0	10,113	10,004	604	9,400	31.26
Mineral Tax	0.0028	0.0035	8.0	9,395	9,320	596	8,724	29.01
			10.0	8,973	8,915	591	8,325	27.69
			12.0	8,590	8,547	585	7,962	26.48
			15.0	8,078	8,053	578	7,475	24.86
			20.0	7,359	7,355	565	6,790	22.58

Evaluator: Madu, Bruce E.
Run Date: March 08, 2010 11:38:00

GLJ Petroleum Consultants

PROBABLE AND PROVED PLUS PROBABLE RESERVES FORECASTS

TABLE OF CONTENTS

Company: **Cougar Energy Inc.**	Reserve Class: **Various**
Property: **Corporate**	Development Class: **Classifications**
Description: **Properties**	Pricing: **GLJ (2010-01)**
	Effective Date: **December 31, 2009**

Summary of Reserves and Values

	Total Probable	Total Proved Plus Probable
MARKETABLE RESERVES		
Light/Medium Oil (Mbbl)		
Total Company Interest	174	475
Working Interest	174	474
Net After Royalty	142	405
Heavy Oil (Mbbl)		
Total Company Interest	37	37
Working Interest	37	37
Net After Royalty	36	36
Oil Equivalent (Mbbl)		
Total Company Interest	211	512
Working Interest	211	512
Net After Royalty	179	442
BEFORE TAX PRESENT VALUE (M$)		
0%	7,838	18,631
5%	6,535	15,935
8%	5,937	14,661
10%	5,595	13,920
12%	5,291	13,253
15%	4,893	12,368
20%	4,351	11,141
FIRST 6 YEARS BEFORE TAX CASH FLOW (M$)		
2010	1,030	3,279
2011	1,636	4,201
2012	1,312	3,086
2013	942	2,198
2014	678	1,554
2015	496	1,203

BOE Factors:	HVY OIL 1.0	RES GAS 6.0	PROPANE 1.0	ETHANE 1.0
	COND 1.0	SLN GAS 6.0	BUTANE 1.0	SULPHUR 0.0

Company: **Cougar Energy Inc.**
Property: **Corporate**
Description: **Properties**

Reserve Class: **Various**
Development Class: **Classifications**
Pricing: **GLJ (2010-01)**
Effective Date: **December 31, 2009**

Company Production, Reserves and Present Value Summary

Entity Description	2010 Company Interest Prod'n				Company Interest Reserves					Net After Royalty Reserves					Reserve Life Index	Before Income Tax Discounted Present Value (M$)			
	Gas Mcf/d	Oil bbl/d	NGL bbl/d	Oil Eq. boe/d	Gas MMcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Oil Eq. Mboe	Gas MMcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Oil Eq. Mboe	yrs	0%	8%	10%	12%
Total Probable																			
Alexander	0	10	0	10	0	37	0	0	37	0	36	0	0	36	9.9	489	350	325	303
Crossfield	0	0	0	0	0	2	0	0	2	0	1	0	0	1	200.5	100	47	40	34
Trout - Mistahiya	0	13	0	13	0	15	0	0	15	0	13	0	0	13	3.2	424	347	332	319
Trout - Sword	0	84	0	84	0	158	0	0	158	0	128	0	0	128	5.1	6,825	5,192	4,898	4,636
Total: Total Probable	**0**	**107**	**0**	**107**	**0**	**211**	**0**	**0**	**211**	**0**	**179**	**0**	**0**	**179**	**5.4**	**7,838**	**5,937**	**5,595**	**5,291**
Total Proved Plus Probable																			
Alexander	0	10	0	10	0	37	0	0	37	0	36	0	0	36	9.9	489	350	325	303
Crossfield	0	2	0	2	0	8	0	0	8	0	7	0	0	7	9.5	464	313	288	266
Trout - Mistahiya	0	21	0	21	0	30	0	0	30	0	28	0	0	28	3.9	960	794	762	731
Trout - Sword	0	252	0	252	0	436	0	0	436	0	371	0	0	371	4.7	16,718	13,203	12,546	11,953
Total: Total Proved Plus Probable	**0**	**286**	**0**	**286**	**0**	**512**	**0**	**0**	**512**	**0**	**442**	**0**	**0**	**442**	**4.9**	**18,631**	**14,661**	**13,920**	**13,253**

BOE Factors:
HVY OIL 1.0 RES GAS 6.0 PROPANE 1.0 ETHANE 1.0
COND 1.0 SLN GAS 6.0 BUTANE 1.0 SULPHUR 0.0

Company:	**Cougar Energy Inc.**		Reserve Class:	**Probable**
Property:	**Corporate**		Development Class:	**Total**
Description:	**Properties**		Pricing:	**GLJ (2010-01)**
			Effective Date:	**December 31, 2009**

Economic Forecast

PRODUCTION FORECAST

		Light/Medium Oil Production				Heavy Oil Production				Total Oil Production			
Year	Company Oil Wells	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2010	3	97	35	25	79.11	10	4	4	53.69	107	39	28	76.65
2011	3	78	29	22	82.27	13	5	4	53.94	91	33	27	78.32
2012	4	62	22	19	85.43	12	4	4	54.03	73	27	23	80.45
2013	6	49	18	16	88.59	11	4	4	53.96	60	22	19	82.51
2014	5	34	12	11	91.75	10	4	3	56.22	43	16	14	83.88
2015	6	29	11	9	93.68	9	3	3	57.60	38	14	13	85.36
2016	4	20	7	7	95.66	8	3	3	59.02	28	10	9	85.36
2017	5	15	5	5	97.67	7	3	3	60.46	22	8	7	85.28
2018	2	10	4	3	99.72	7	2	2	61.92	17	6	6	84.71
2019	2	7	3	2	101.81	6	2	2	63.42	13	5	4	84.53
2020	1	6	2	2	103.93	6	2	2	64.92	12	4	4	85.97
2021	2	10	4	3	106.06	5	2	2	66.44	15	5	5	92.65
Sub.			152	123	87.17		37	36	57.61		190	159	81.37
Rem.			22	19	111.06		0	0	68.00		22	19	110.77
Tot.			**174**	**142**	**90.12**		**37**	**36**	**57.65**		**211**	**179**	**84.38**

	Total Oil Equiv. Production			
Year	Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe	Price $/boe
2010	107	39	28	76.65
2011	91	33	27	78.32
2012	73	27	23	80.45
2013	60	22	19	82.51
2014	43	16	14	83.88
2015	38	14	13	85.36
2016	28	10	9	85.36
2017	22	8	7	85.28
2018	17	6	6	84.71
2019	13	5	4	84.53
2020	12	4	4	85.97
2021	15	5	5	92.65
Sub.		190	159	81.37
Rem.		22	19	110.77
Tot.		**211**	**179**	**84.38**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens						Royalty Burdens Pre-Processing		Gas Processing Allowance		Total Royalty After Process.	Net Revenue After Royalty	Operating Expenses		
	Working Interest				Royalty Interest Total	Company Interest Total									
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$	M$	M$	Crown M$	Other M$	Crown M$	Other M$	M$	M$	Fixed M$	Variable M$	Total M$
2010	2,995	0	0	2,995	0	2,995	820	19	0	0	839	2,156	117	339	456
2011	2,599	0	0	2,599	0	2,599	524	15	0	0	538	2,060	171	321	492
2012	2,148	0	0	2,148	0	2,148	319	13	0	0	333	1,815	304	263	567
2013	1,807	0	0	1,807	1	1,807	207	19	0	0	226	1,581	413	221	634
2014	1,328	0	0	1,328	1	1,328	149	7	0	0	155	1,173	346	172	518
2015	1,182	0	0	1,182	0	1,182	116	3	0	0	118	1,064	398	151	548
2016	887	0	0	887	0	887	88	1	0	0	89	798	278	138	416
2017	680	0	0	680	0	680	67	1	0	0	68	612	193	115	308
2018	516	0	0	516	0	516	52	1	0	0	53	463	99	102	201
2019	414	0	0	414	0	414	41	1	0	0	42	372	113	89	203
2020	376	0	0	376	0	376	36	1	0	0	37	339	35	82	117
2021	501	0	0	501	0	501	41	4	0	0	45	457	135	83	218
Sub.	15,432	0	0	15,432	1	15,434	2,460	83	0	0	2,543	12,891	2,602	2,076	4,678
Rem.	2,398	0	0	2,398	0	2,398	230	10	0	0	241	2,158	1,788	116	1,904
Tot.	**17,831**	**0**	**0**	**17,831**	**1**	**17,832**	**2,691**	**93**	**0**	**0**	**2,784**	**15,048**	**4,391**	**2,192**	**6,583**
Disc	11,823	0	0	11,823	1	11,824	2,010	67	0	0	2,077	9,747	2,128	1,470	3,598

GLJ Petroleum Consultants

Year	Mineral Tax M$	Capital Tax M$	NPI Burden M$	Net Prod'n Revenue M$	Other Income M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment				Before Tax Cash Flow		
								Dev. M$	Plant M$	Tang. M$	Total M$	Annual M$	Cum. M$	10.0% Dcf M$
2010	0	0	0	1,700	29	0	1,729	700	0	0	700	1,030	1,030	982
2011	0	0	0	1,568	24	-43	1,636	0	0	0	0	1,636	2,665	2,399
2012	0	0	0	1,249	20	-43	1,312	0	0	0	0	1,312	3,977	3,433
2013	0	0	0	947	17	22	942	0	0	0	0	942	4,919	4,108
2014	0	0	0	655	12	-11	678	0	0	0	0	678	5,597	4,549
2015	0	0	0	515	11	31	496	0	0	0	0	496	6,092	4,843
2016	0	0	0	383	8	-6	396	0	0	0	0	396	6,488	5,056
2017	0	0	0	304	6	62	247	0	0	0	0	247	6,735	5,177
2018	0	0	0	262	4	25	241	0	0	0	0	241	6,977	5,284
2019	0	0	0	169	3	19	153	0	0	0	0	153	7,130	5,346
2020	0	0	0	223	3	-17	243	0	0	0	0	243	7,372	5,435
2021	0	0	0	239	4	-151	394	0	0	0	0	394	7,766	5,567
Sub.	0	0	0	8,213	141	-112	8,466	700	0	0	700	7,766	7,766	5,567
Rem.	0	0	0	253	29	210	72	0	0	0	0	72	7,838	5,595
Tot.	**0**	**0**	**0**	**8,466**	**170**	**98**	**8,538**	**700**	**0**	**0**	**700**	**7,838**	**7,838**	**5,595**
Disc	0	0	0	6,149	111	-2	6,262	667	0	0	667	5,595	5,595	5,595

SUMMARY OF RESERVES

Product	Units	Remaining Reserves at Jan 01, 2010				Oil Equivalents			Reserve Life Indic. (yr)		
		Working Interest	Roy/NPI Interest	Total Company	Net	Oil Eq. Factor	Company Mboe	% of Total	Reserve Life	Life Index	Half Life
Light/Med Oil	Mbbl	174	0	174	142	1.000	174	82	16.0	4.9	3.0
Heavy Oil	Mbbl	37	0	37	36	1.000	37	18	13.0	9.9	4.6
Total: Oil	Mbbl	211	0	211	179	1.000	211	100	16.0	5.4	3.3
Total: Oil Eq.	Mboe	211	0	211	179	1.000	211	100	16.0	5.4	3.3

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values							Net Revenue After Royalties			
		Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Undisc M$	% of Total	10% Disc M$	% of Total
Light/Med Oil	$/bbl	83.26	-4.15	79.11	23.45	9.24	0.00	46.43	12,945	86	8,424	86
Heavy Oil	$/bbl	83.26	-29.58	53.69	2.98	34.37	0.00	16.34	2,104	14	1,323	14
Total: Oil	$/bbl	83.26	-6.61	76.65	21.46	11.68	0.00	43.51	15,048	100	9,747	100
Total: Oil Eq.	$/boe	83.26	-6.61	76.65	21.46	11.68	0.00	43.51	15,048	100	9,747	100

REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

Revenue Burdens (%)

	Initial	Average
Crown Royalty	27.3712	15.0899
Non-crown Royalty	0.6298	0.5221
Mineral Tax	0.0001	0.0013

Net Present Value Before Income Tax

Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	$/boe
0.0	8,466	8,538	700	7,838	37.09
5.0	7,113	7,218	683	6,535	30.92
8.0	6,499	6,610	673	5,937	28.09
10.0	6,149	6,262	667	5,595	26.48
12.0	5,838	5,952	661	5,291	25.04
15.0	5,432	5,546	652	4,893	23.15
20.0	4,880	4,990	639	4,351	20.59

Evaluator: Madu, Bruce E.
Run Date: March 08, 2010 11:38:00

GLJ Petroleum Consultants

Company:	**Cougar Energy Inc.**		Reserve Class:	**Proved Plus Probable**
Property:	**Corporate**		Development Class:	**Total**
Description:	**Properties**		Pricing:	**GLJ (2010-01)**
			Effective Date:	**December 31, 2009**

Economic Forecast

PRODUCTION FORECAST

		Light/Medium Oil Production				Heavy Oil Production				Total Oil Production			
Year	Company Oil Wells	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2010	22	276	101	80	79.11	10	4	4	53.69	286	104	84	78.19
2011	22	245	90	75	82.27	13	5	4	53.94	258	94	79	80.87
2012	22	187	68	59	85.42	12	4	4	54.03	198	72	63	83.58
2013	20	140	51	45	88.58	11	4	4	53.96	150	55	48	86.15
2014	17	101	37	32	91.74	10	4	3	56.22	110	40	36	88.64
2015	14	78	28	25	93.67	9	3	3	57.60	87	32	28	90.02
2016	12	59	21	19	95.64	8	3	3	59.02	67	24	22	91.26
2017	11	45	16	15	97.66	7	3	3	60.46	52	19	17	92.46
2018	8	35	13	12	99.71	7	2	2	61.92	42	15	14	93.72
2019	7	29	11	10	101.80	6	2	2	63.42	35	13	12	95.18
2020	6	25	9	8	103.92	6	2	2	64.92	31	11	10	96.91
2021	6	22	8	7	106.08	5	2	2	66.44	27	10	9	98.81
Sub.			453	386	87.24		37	36	57.61		490	422	84.99
Rem.			22	19	111.06		0	0	68.00		22	19	110.77
Tot.			**475**	**405**	**88.32**		**37**	**36**	**57.65**		**512**	**442**	**86.08**

	Total Oil Equiv. Production			
Year	Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe	Price $/boe
2010	286	104	84	78.19
2011	258	94	79	80.87
2012	198	72	63	83.58
2013	150	55	48	86.15
2014	110	40	36	88.64
2015	87	32	28	90.02
2016	67	24	22	91.26
2017	52	19	17	92.46
2018	42	15	14	93.72
2019	35	13	12	95.18
2020	31	11	10	96.91
2021	27	10	9	98.81
Sub.		490	422	84.99
Rem.		22	19	110.77
Tot.		**512**	**442**	**86.08**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens						Royalty Burdens Pre-Processing		Gas Processing Allowance		Total Royalty After Process.	Net Revenue After Royalty	Operating Expenses		
	Working Interest				Royalty Interest Total	Company Interest Total									
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$	Total M$	Total M$	Crown M$	Other M$	Crown M$	Other M$	M$	M$	Fixed M$	Variable M$	Total M$
2010	8,164	0	0	8,164	3	8,167	1,566	69	0	0	1,635	6,532	1,406	632	2,038
2011	7,618	0	0	7,618	2	7,620	1,168	71	0	0	1,238	6,381	1,677	597	2,274
2012	6,044	0	0	6,044	2	6,046	774	53	0	0	827	5,219	1,677	477	2,154
2013	4,726	0	0	4,726	2	4,728	539	36	0	0	575	4,153	1,536	382	1,917
2014	3,567	0	0	3,567	1	3,567	392	19	0	0	411	3,156	1,285	296	1,581
2015	2,845	0	0	2,845	0	2,845	285	10	0	0	296	2,549	1,055	245	1,300
2016	2,227	0	0	2,227	0	2,227	213	8	0	0	221	2,006	873	207	1,080
2017	1,756	0	0	1,756	0	1,756	161	7	0	0	168	1,588	742	167	909
2018	1,430	0	0	1,430	0	1,430	127	6	0	0	133	1,297	642	144	786
2019	1,216	0	0	1,216	0	1,216	104	6	0	0	110	1,107	601	127	728
2020	1,086	0	0	1,086	0	1,086	90	6	0	0	95	990	532	115	647
2021	986	0	0	986	0	986	79	6	0	0	85	901	543	105	648
Sub.	41,664	0	0	41,664	10	41,674	5,497	297	0	0	5,795	35,879	12,569	3,492	16,061
Rem.	2,398	0	0	2,398	0	2,398	230	10	0	0	241	2,158	1,788	116	1,904
Tot.	**44,063**	**0**	**0**	**44,063**	**10**	**44,072**	**5,728**	**308**	**0**	**0**	**6,036**	**38,037**	**14,357**	**3,608**	**17,965**
Disc	31,107	0	0	31,107	8	31,115	4,339	234	0	0	4,572	26,543	8,896	2,524	11,420

GLJ Petroleum Consultants

Year	Mineral Tax M$	Capital Tax M$	NPI Burden M$	Net Prod'n Revenue M$	Other Income M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment				Before Tax Cash Flow		
								Dev. M$	Plant M$	Tang. M$	Total M$	Annual M$	Cum. M$	10.0% Dcf M$
2010	0	0	0	4,494	104	0	4,598	1,319	0	0	1,319	3,279	3,279	3,126
2011	0	0	0	4,107	94	0	4,201	0	0	0	0	4,201	7,480	6,768
2012	0	0	0	3,065	73	52	3,086	0	0	0	0	3,086	10,566	9,199
2013	0	0	0	2,235	56	93	2,198	0	0	0	0	2,198	12,764	10,774
2014	0	0	0	1,576	41	62	1,554	0	0	0	0	1,554	14,318	11,786
2015	0	0	0	1,249	32	79	1,203	0	0	0	0	1,203	15,521	12,498
2016	0	0	0	926	25	25	926	0	0	0	0	926	16,447	12,996
2017	0	0	0	679	20	80	619	0	0	0	0	619	17,065	13,299
2018	0	0	0	511	16	25	502	0	0	0	0	502	17,567	13,522
2019	0	0	0	379	13	19	373	0	0	0	0	373	17,940	13,673
2020	0	0	0	343	12	0	355	0	0	0	0	355	18,295	13,804
2021	0	0	0	253	11	0	263	0	0	0	0	263	18,559	13,892
Sub.	1	0	0	19,817	496	436	19,877	1,319	0	0	1,319	18,559	18,559	13,892
Rem.	0	0	0	253	29	210	72	0	0	0	0	72	18,631	13,920
Tot.	**1**	**0**	**0**	**20,070**	**525**	**646**	**19,950**	**1,319**	**0**	**0**	**1,319**	**18,631**	**18,631**	**13,920**
Disc	1	0	0	15,122	375	320	15,178	1,258	0	0	1,258	13,920	13,920	13,920

SUMMARY OF RESERVES

Product	Units	Remaining Reserves at Jan 01, 2010				Oil Equivalents			Reserve Life Indic. (yr)		
		Working Interest	Roy/NPI Interest	Total Company	Net	Oil Eq. Factor	Company Mboe	% of Total	Reserve Life	Life Index	Half Life
Light/Med Oil	Mbbl	474	0	475	405	1.000	475	93	16.0	4.7	2.7
Heavy Oil	Mbbl	37	0	37	36	1.000	37	7	13.0	9.9	4.6
Total: Oil	Mbbl	512	0	512	442	1.000	512	100	16.0	4.9	2.8
Total: Oil Eq.	Mboe	512	0	512	442	1.000	512	100	16.0	4.9	2.8

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values							Net Revenue After Royalties			
		Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Undisc M$	% of Total	10% Disc M$	% of Total
Light/Med Oil	$/bbl	83.26	-4.16	79.11	16.13	18.95	0.00	44.03	35,933	94	25,220	95
Heavy Oil	$/bbl	83.26	-29.58	53.69	2.98	34.37	0.00	16.34	2,104	6	1,323	5
Total: Oil	$/bbl	83.26	-5.08	78.19	15.65	19.51	0.00	43.02	38,037	100	26,543	100
Total: Oil Eq.	$/boe	83.26	-5.08	78.19	15.65	19.51	0.00	43.02	38,037	100	26,543	100

REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

Revenue Burdens (%)

	Initial	Average
Crown Royalty	19.1784	12.9993
Non-crown Royalty	0.8489	0.6983
Mineral Tax	0.0018	0.0026

Net Present Value Before Income Tax

Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/boe
0.0	20,070	19,950	1,319	18,631	36.39
5.0	17,226	17,222	1,287	15,935	31.12
8.0	15,894	15,930	1,269	14,661	28.63
10.0	15,122	15,178	1,258	13,920	27.19
12.0	14,429	14,499	1,246	13,253	25.89
15.0	13,511	13,598	1,230	12,368	24.16
20.0	12,240	12,345	1,204	11,141	21.76

Evaluator: Madu, Bruce E.
Run Date: March 08, 2010 11:38:00

RESERVES DEFINITIONS

Reserves estimates have been prepared by GLJ Petroleum Consultants (GLJ) in accordance with standards contained in the Canadian Oil and Gas Evaluation (COGE) Handbook. The following reserves definitions are set out by the Canadian Securities Administrators in National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (NI 51-101; in Part 2 of the Glossary to NI 51-101) with reference to the COGE Handbook.

Reserves Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on:

- analysis of drilling, geological, geophysical, and engineering data;

- the use of established technology;

- specified economic conditions[1], which are generally accepted as being reasonable, and shall be disclosed.

Reserves are classified according to the degree of certainty associated with the estimates.

Proved Reserves
Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

Probable Reserves
Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Possible Reserves
Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

Other criteria that must also be met for the classification of reserves are provided in [Section 5.5 of the COGE Handbook].

Development and Production Status

Each of the reserves categories (proved, probable, and possible) may be divided into developed and undeveloped categories.

---

[1] *For securities reporting, the key economic assumptions will be the prices and costs used in the estimate. The required assumptions may vary by jurisdiction, for example:*
*(a) **forecast prices and costs, in Canada under NI 51-101***
*(b) **constant prices and costs**, based on the average of the first day posted prices in each of the 12 months of the reporting issuer's financial year, under **US SEC rules** (this is optional disclosure under NI 51-101).*

GLJ Petroleum Consultants

Developed Reserves

Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g., when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

Developed Producing Reserves

Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

Developed Non-producing Reserves

Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

Undeveloped Reserves

Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves category (proved, probable, possible) to which they are assigned.

In multi-well pools, it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities, and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserves entities (which refers to the lowest level at which reserves calculations are performed) and to Reported Reserves (which refers to the highest level sum of individual entity estimates for which reserves estimates are presented). Reported Reserves should target the following levels of certainty under a specific set of economic conditions:

- at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves;

- at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves;

- at least a 10 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable plus possible reserves.

A quantitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates are prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with *reserves* estimates and the effect of aggregation is provided in Section 5.5.3 [of the *COGE Handbook*].

DOCUMENTED RESERVES CATEGORIES

Production and revenue projections are prepared for each of the following main reserves categories:

Reserves Category
Proved
Proved Plus Probable

Production and Development Status
Developed Producing*
Developed Non-producing
Undeveloped
Total (sum of developed producing, developed non-producing and undeveloped)

as producing reserves are inherently developed, GLJ simply refers to "developed producing" reserves as "producing"

Reserves and revenue projections are available in GLJ's evaluation database for any reserves and development subcategory including those determined by difference (e.g., probable producing).

The following reserves categories are documented in this Corporate Summary volume:

Proved Producing
Proved Developed Non-producing
Proved Undeveloped
Total Proved
Total Probable
Total Proved Plus Probable

Documentation for the following additional reserves categories is provided in the "Expanded Corporate Summary Information", which has been provided to the Company in electronic format only.

Proved
Developed Producing
Developed Non-producing
Undeveloped
Total

Probable
Developed Producing
Developed Non-producing
Undeveloped
Total

GLJ Petroleum Consultants

Proved Plus Probable
    Developed Producing
    Developed Non-producing
    Undeveloped
    Total

Individual property evaluation reports contain detailed documentation of reserves estimation methodology and evaluation procedures.

When evaluating reserves, GLJ evaluators generally first identify the producing situation and assign proved, proved plus probable and proved plus probable plus possible reserves in recognition of the existing level of development and the existing depletion strategy. Incremental non-producing (developed non-producing or undeveloped) reserves are subsequently assigned recognizing future development opportunities and enhancements to the depletion mechanism. It should be recognized that future developments may result in accelerated recovery of producing reserves.

EVALUATION PROCEDURE

TABLE OF CONTENTS

INTEREST DESCRIPTIONS

WELL DATA

ACCOUNTING SUMMARY

PRODUCTION FORECASTS

OTHER INCOME

ECONOMIC PARAMETERS

BOE EQUIVALENT

CONSTANT PRICE ANALYSIS

LIST OF ABBREVIATIONS

List of Tables

EVALUATION PROCEDURE

The following outlines the methodology employed by GLJ Petroleum Consultants (GLJ) in conducting the evaluation of the Company's oil and gas properties. GLJ evaluation procedures are in compliance with standards contained in the Canadian Oil and Gas Evaluation (COGE) Handbook.

INTEREST DESCRIPTIONS

The Company provided GLJ with current land interest information. The Company provided a representation letter confirming accuracy of land information. Certain cross-checks of land and accounting information were undertaken by GLJ as recommended in the COGE Handbook. In this process, nothing came to GLJ's attention that indicated that information provided by the Company was incomplete or unreliable.

In GLJ's reports, "Company Interest" reserves and values refer to the sum of royalty interest[*] and working interest reserves before deduction of royalty burdens payable. "Working Interest" reserves equate to those reserves that are referred to as "Company Gross" reserves by the Canadian Securities Administrators (CSA) in NI 51-101.

In the Securities Reporting section, working interest (or Company Gross) volumes are presented in tables to correspond to NI 51-101 disclosure requirements.

[*]*Royalty interest reserves include royalty volumes derived only from other working interest owners.*

WELL DATA

Pertinent interest and offset well data such as drill stem tests, workovers, pressure surveys, production tests, etc., were provided by the Company or were obtained from other operators, public records or GLJ nonconfidential files.

ACCOUNTING SUMMARY

The Company provided GLJ with available accounting data on a property basis and for the corporate total for the period October 1, 2009, to December 31, 2009. This information was also provided on a cost centre basis to address major reserves entities that are a subset of a Company property.

PRODUCTION FORECASTS

In establishing all production forecasts, consideration was given to existing gas contracts and the possibility of contract revisions, to the operator's plans for development drilling and to reserves and well capability. Generally, development drilling in an area was not considered unless there was some indication from the operator that drilling could be expected.

The on-stream date for currently shut-in reserves was estimated with consideration given to the following:

- proximity to existing facilities
- plans of the operator
- economics

OTHER INCOME

The following streams are included as "Other Income" in the Company's corporate total economic forecasts:

- Processing Income – The Company receives revenue from processing partner and third-party oil, gas and/or water volumes in certain properties as summarized (for the total proved plus probable reserves category) in Table EP-1.

ECONOMIC PARAMETERS

Pertinent economic parameters are listed as follows:

a) The effective date is December 31, 2009.

b) Operating and capital costs were estimated in 2010 dollars and then escalated as summarized in the Product Price and Market Forecasts section of this report.

c) Economic forecasts were prepared for each property on a before income tax basis. Detailed discounting of future cash flow was performed using a discount factor of 10.0 percent with all values discounted annually to December 31, 2009, on a mid-calendar-year basis.

d) Alberta crown royalties have been determined in accordance with the Alberta New Royalty Framework (NRF) which passed provincial legislation in December 2008. The impact of the optional Transitional Royalty Rates (TRR – announced by the Alberta Government on November 19, 2008) was considered in forecasts of future drilling in Alberta. The Company was assumed to opt for TRR on new wells where justified by a comparison of economics under TRR and the NRF.

e) Royalty holidays applicable to existing wells or forecast drilling are included in individual well economics. These credits are itemized within the property reports.

f) Gas processing allowances relating to remaining undepreciated capital bases, were included in individual property economic evaluations. Alberta gas cost allowance calculations have incorporated changes associated with the Alberta NRF.

g) Mineral taxes on freehold interests were included.

h) Field level overhead charges have been included; recovery of overhead expenses has not been included.

i) The Company's office G&A costs have not been included.

j) Well abandonment costs for all wells with reserves have been included at the property level. Additional abandonment costs associated with non-reserves wells, lease reclamation costs and facility abandonment and reclamation expenses have not been included in this analysis.

BOE EQUIVALENT

In this report, quantities of hydrocarbons have been converted to barrels of oil equivalent (BOE) using factors of 6 MCF/BOE for gas, 1 BBL/BOE for all liquids, and 0 BOE for sulphur. Users of oil equivalent values are cautioned that while BOE based metrics are useful for comparative purposes, they may be misleading when used in isolation.

CONSTANT PRICE ANALYSIS

In the constant price analysis, individual property economic forecasts were rerun using zero inflation and with a fixed price that reflects reference pricing at December 31, 2009. Additional clarification and results are presented in the Constant Price Analysis section of this report.

LIST OF ABBREVIATIONS

AOF	absolute open flow
BBL	barrels
BCF	billion cubic feet of gas at standard conditions
BOE	barrel of oil equivalent, in this evaluation determined using 6 MCF/BOE for gas, 1 BBL/BOE for all liquids, and 0 BOE for sulphur
BOPD	barrels of oil per day
BTU	British thermal units
BWPD	barrels of water per day
DSU	drilling spacing unit
GCA	gas cost allowance
GOC	gas-oil contact
GOR	gas-oil ratio
GORR	gross overriding royalty
GWC	gas-water contact
MBBL	thousand barrels
MBOE	thousand BOE
MCF	thousand cubic feet of gas at standard conditions
MCFE	thousand cubic feet of gas equivalent
MLT	thousand long tons
M$	thousand Canadian dollars
MM$	million Canadian dollars
MMBBL	million barrels
MMBOE	million BOE
MMBTU	million British thermal units
MMCF	million cubic feet of gas at standard conditions
MRL	maximum rate limitation
MSTB	thousand stock tank barrels
MMSTB	million stock tank barrels
NGL	natural gas liquids (ethane, propane, butane and condensate)
NPI	net profits interest
OGIP	original gas-in-place
OOIP	original oil-in-place
ORRI	overriding royalty interest
OWC	oil-water contact
P&NG	petroleum and natural gas
psia	pounds per square inch absolute
psig	pounds per square inch gauge
PVT	pressure-volume-temperature
RLI	reserves life index, calculated by dividing reserves by the forecast of first year production
SCF	standard cubic feet
STB	stock tank barrel
WI	working interest
WTI	West Texas Intermediate

Company:	**Cougar Energy Inc.**
Property:	**Corporate**
Description:	**Properties**

Reserve Class:	**Proved Plus Probable**
Development Class:	**Total**
Pricing:	**GLJ (2010-01)**
Effective Date:	**December 31, 2009**

Company Annual Other Income (M$)

Entity Description	Year												Totals		
	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	Subtotal	Remainder	Total
Properties															
Alexander	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Crossfield	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Trout - Mistahiya	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Trout - Sword	104	94	73	56	41	32	25	20	16	13	12	11	496	29	525
Total: Properties	**104**	**94**	**73**	**56**	**41**	**32**	**25**	**20**	**16**	**13**	**12**	**11**	**496**	**29**	**525**

1100181   Total Proved Plus Probable, GLJ (2010-01), oth   March 10, 2010 11:42:29

GLJ Petroleum Consultants

PRODUCT PRICE AND MARKET FORECASTS
January 1, 2010

GLJ Petroleum Consultants has prepared its January 1, 2010 price and market forecasts as summarized in the attached Tables 1 and 2 after a comprehensive review of information. Information sources include numerous government agencies, industry publications, Canadian oil refiners and natural gas marketers. The forecasts presented herein are based on an informed interpretation of currently available data. While these forecasts are considered reasonable at this time, users of these forecasts should understand the inherent high uncertainty in forecasting any commodity or market. These forecasts will be revised periodically as market, economic and political conditions change. These future revisions may be significant.

Table 1
GLJ Petroleum Consultants
Crude Oil and Natural Gas Liquids
Price Forecast
Effective January 1, 2010

Year	Inflation %	Bank of Canada Average Noon Exchange Rate $US/$Cdn	NYMEX WTI Near Month Futures Contract Crude Oil at Cushing Oklahoma Constant 2010 $ $US/bbl	NYMEX WTI Near Month Futures Contract Crude Oil at Cushing Oklahoma Then Current $US/bbl	ICE BRENT Near Month Futures Contract Crude Oil FOB North Sea Then Current $US/bbl	Light, Sweet Crude Oil (40 API, 0.3%S) at Edmonton Then Current $Cdn/bbl	Bow River Crude Oil Stream Quality at Hardisty Then Current $Cdn/bbl	Lloyd Blend Crude Oil Stream Quality at Hardisty Then Current $Cdn/bbl	WCS Stream Quality at Hardisty Then Current $Cdn/bbl	Heavy Crude Oil Proxy (12 API) at Hardisty Then Current $Cdn/bbl	Light Crude Oil (35 API, 1.2%S) at Cromer Then Current $Cdn/bbl	Medium Crude Oil (29 API, 2.0%S) at Cromer Then Current $Cdn/bbl	Alberta Natural Gas Liquids (Then Current Dollars) Spec Ethane $Cdn/bbl	Edmonton Propane $Cdn/bbl	Edmonton Butane $Cdn/bbl	Edmonton Pentanes Plus $Cdn/bbl
1996	1.6	0.733	28.71	21.98	20.31	29.38	25.12	21.55	N/A	20.06	28.41	26.08	N/A	23.13	17.83	30.05
1997	1.6	0.722	26.52	20.62	19.32	27.85	21.18	20.55	N/A	14.41	26.52	23.72	N/A	19.41	19.76	30.91
1998	1.0	0.675	18.28	14.44	13.34	20.36	14.63	15.38	N/A	9.45	19.31	16.96	N/A	11.74	12.69	21.87
1999	1.7	0.673	24.14	19.25	17.99	27.63	23.78	22.14	N/A	19.49	26.97	25.37	N/A	15.86	18.65	27.64
2000	2.7	0.673	37.26	30.23	28.41	44.57	35.28	32.61	N/A	27.49	43.28	39.92	N/A	32.15	35.59	46.31
2001	2.5	0.646	31.23	26.00	24.87	39.44	27.69	23.47	N/A	16.77	35.22	31.58	N/A	31.92	31.25	42.48
2002	2.3	0.637	30.51	26.08	25.02	40.33	31.83	30.60	N/A	26.57	37.43	35.48	N/A	21.39	27.08	40.73
2003	2.8	0.716	35.56	31.07	28.47	43.66	32.11	31.18	N/A	26.26	40.09	37.55	N/A	32.14	34.36	44.23
2004	1.8	0.770	46.08	41.38	38.02	52.96	37.43	36.31	N/A	29.11	49.14	45.64	N/A	34.70	39.97	53.94
2005	2.2	0.826	61.87	56.58	55.14	69.02	44.73	43.03	43.74	34.07	62.18	56.77	N/A	43.04	51.80	69.57
2006	2.0	0.882	70.84	66.22	66.16	73.21	51.82	50.36	50.66	41.84	66.38	62.26	N/A	43.85	60.17	75.41
2007	2.2	0.935	75.88	72.39	72.71	77.06	53.64	52.03	52.38	43.42	71.13	65.71	N/A	49.56	61.78	77.38
2008	2.4	0.943	102.35	99.64	98.30	102.89	84.31	82.60	82.95	74.94	96.08	93.10	N/A	58.38	75.33	104.78
2009 (e)	0.3	0.880	61.66	61.56	62.48	66.43	60.06	58.28	58.55	54.36	63.93	63.19	N/A	37.58	47.31	67.99
2010 Q1	2.0	0.950	80.00	80.00	78.50	83.26	71.61	70.36	70.76	64.99	78.27	76.60	18.88	52.46	64.11	84.93
2010 Q2	2.0	0.950	80.00	80.00	78.50	83.26	71.61	70.36	70.76	64.99	78.27	76.60	19.25	52.46	64.11	84.93
2010 Q3	2.0	0.950	80.00	80.00	78.50	83.26	71.61	70.36	70.76	64.99	78.27	76.60	19.25	52.46	64.11	84.93
2010 Q4	2.0	0.950	80.00	80.00	78.50	83.26	71.61	70.36	70.76	64.99	78.27	76.60	22.70	52.46	64.11	84.93
2010 Full Year	2.0	0.950	80.00	80.00	78.50	83.26	71.61	70.36	70.76	64.99	78.27	76.60	20.02	52.46	64.11	84.93
2011	2.0	0.950	81.37	83.00	81.50	86.42	72.59	71.30	71.70	65.24	80.37	78.64	22.88	54.45	66.54	88.15
2012	2.0	0.950	82.66	86.00	84.50	89.58	73.45	72.11	72.51	65.33	83.31	80.62	23.24	56.43	68.98	91.37
2013	2.0	0.950	83.87	89.00	87.50	92.74	74.19	72.80	73.20	65.26	86.25	82.54	23.43	58.42	71.41	94.59
2014	2.0	0.950	85.00	92.00	90.50	95.90	76.72	75.28	75.68	67.52	89.19	85.35	23.79	60.42	73.84	97.82
2015	2.0	0.950	85.00	93.84	92.34	97.84	78.27	76.80	77.20	68.90	90.99	87.07	24.15	61.64	75.33	99.79
2016	2.0	0.950	85.00	95.72	94.22	99.81	79.85	78.35	78.75	70.32	92.82	88.83	25.06	62.88	76.85	101.81
2017	2.0	0.950	85.00	97.64	96.14	101.83	81.46	79.93	80.33	71.76	94.70	90.63	26.88	64.15	78.41	103.86
2018	2.0	0.950	85.00	99.59	98.09	103.88	83.11	81.55	81.95	73.22	96.61	92.46	28.84	65.45	79.99	105.96
2019	2.0	0.950	85.00	101.58	100.08	105.98	84.78	83.19	83.59	74.72	98.56	94.32	29.46	66.77	81.60	108.10
2020+	2.0	0.950	85.00	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr

Historical futures contract price is an average of the daily settlement price of the near month contract over the calendar month.

Revised 12-31-09

GLJ Petroleum Consultants

Table 2
GLJ Petroleum Consultants
Natural Gas and Sulphur
Price Forecast
Effective January 1, 2010

Year	Henry Hub Nymex Near Month Contract Constant 2010 $ $US/mmbtu	Henry Hub Nymex Then Current $US/mmbtu	Midwest Price @ Chicago Then Current $US/mmbtu	AECO/NIT Spot Then Current $Cdn/mmbtu	Alberta Plant Gate Spot Constant 2010 $ $/mmbtu	Alberta Plant Gate Spot Then Current $/mmbtu	ARP $/mmbtu	Aggregator $/mmbtu	Alliance $/mmbtu	Saskatchewan Plant Gate SaskEnergy $/mmbtu	Spot $/mmbtu	Sumas Spot $US/mmbtu	British Columbia Westcoast Station 2 $/mmbtu	Spot Plant Gate $/mmbtu	Sulphur FOB Vancouver $US/LT	Alberta Sulphur at Plant Gate $Cdn/LT
1996	3.27	2.51	2.73	1.39	1.64	1.26	1.63	N/A	N/A	1.52	1.28	1.32	1.49	1.47	36.28	6.48
1997	3.18	2.47	2.75	1.85	2.19	1.70	1.97	N/A	N/A	1.85	1.75	1.71	1.90	1.98	34.75	5.12
1998	2.74	2.16	2.20	2.03	2.37	1.87	1.94	N/A	N/A	2.05	2.13	1.60	2.15	2.00	24.59	-6.51
1999	2.90	2.31	2.33	2.92	3.45	2.75	2.48	N/A	N/A	2.82	2.97	2.15	2.93	2.78	33.74	6.93
2000	5.31	4.32	3.96	5.08	6.06	4.93	4.50	4.44	N/A	4.79	5.16	4.15	5.06	4.88	38.14	13.59
2001	4.85	4.03	4.45	6.23	7.31	6.07	5.41	4.97	5.29	5.72	6.20	4.57	6.32	6.29	18.29	-14.67
2002	3.93	3.36	3.25	4.04	4.54	3.88	3.88	3.64	3.66	4.04	4.08	2.68	4.18	3.93	29.38	3.04
2003	6.26	5.47	5.46	6.66	7.43	6.49	6.13	5.87	6.15	6.41	6.68	4.66	6.45	6.32	59.81	39.83
2004	6.88	6.18	6.13	6.88	7.46	6.70	6.31	6.16	6.39	6.48	6.85	5.26	6.56	6.45	62.99	38.61
2005	9.83	9.00	8.24	8.58	9.19	8.42	8.30	8.27	8.29	8.36	8.31	7.13	8.22	8.12	63.50	33.77
2006	7.48	6.99	6.93	7.16	7.45	6.96	6.57	6.36	6.34	6.67	6.97	6.27	6.58	6.45	55.07	19.27
2007	7.46	7.12	6.83	6.65	6.74	6.43	6.20	6.13	5.86	6.18	6.40	6.52	6.40	6.25	81.66	42.03
2008	9.13	8.90	8.91	8.16	8.13	7.92	7.88	8.06	7.84	8.07	8.03	8.33	8.21	8.09	497.39	488.64
2009 (e)	4.18	4.16	4.11	4.20	4.01	3.99	3.99	4.18	3.30	3.67	4.04	3.89	4.16	4.03	57.02	24.52
2010 Q1	5.60	5.60	5.70	5.63	5.43	5.43	5.26	5.20	4.59	5.36	5.55	5.20	5.43	5.23	35.00	-6.16
2010 Q2	5.75	5.75	5.85	5.74	5.53	5.53	5.37	5.30	4.75	5.47	5.66	5.35	5.54	5.34	35.00	-6.16
2010 Q3	5.85	5.85	5.95	5.74	5.53	5.53	5.37	5.30	4.85	5.47	5.66	5.45	5.54	5.34	35.00	-6.16
2010 Q4	6.80	6.80	6.90	6.74	6.52	6.52	6.33	6.25	5.81	6.43	6.66	6.40	6.54	6.33	35.00	-6.16
2010 Full Year	6.00	6.00	6.10	5.96	5.75	5.75	5.58	5.51	5.00	5.68	5.88	5.60	5.76	5.56	35.00	-6.16
2011	6.86	7.00	7.10	6.79	6.45	6.58	6.38	6.30	6.02	6.48	6.71	6.45	6.59	6.38	50.00	9.63
2012	6.82	7.10	7.20	6.89	6.42	6.68	6.48	6.40	6.12	6.58	6.81	6.55	6.69	6.49	60.00	20.16
2013	6.74	7.15	7.25	6.95	6.34	6.73	6.53	6.45	6.17	6.63	6.87	6.60	6.75	6.54	75.00	35.95
2014	6.79	7.35	7.45	7.05	6.32	6.84	6.63	6.55	6.37	6.73	6.97	6.80	6.85	6.64	75.00	35.95
2015	6.79	7.50	7.60	7.16	6.29	6.94	6.73	6.65	6.53	6.83	7.08	6.95	6.96	6.75	76.50	37.53
2016	6.88	7.75	7.85	7.42	6.39	7.20	6.99	6.90	6.78	7.09	7.34	7.20	7.22	7.01	78.03	39.14
2017	7.18	8.25	8.35	7.95	6.72	7.72	7.49	7.41	7.28	7.59	7.87	7.70	7.75	7.53	79.59	40.78
2018	7.50	8.79	8.89	8.52	7.07	8.29	8.04	7.95	7.82	8.14	8.44	8.24	8.32	8.10	81.18	42.45
2019	7.50	8.96	9.06	8.69	7.08	8.47	8.21	8.12	7.99	8.31	8.61	8.41	8.49	8.28	82.08	43.40
2020+	7.50	+2.0%/yr	+2.0%/yr	+2.0%/yr	7.08	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr

Unless otherwise stated, the gas price reference point is the receipt point on the applicable provincial gas transmission system known as the plant gate.
The plant gate price represents the price before raw gas gathering and processing charges are deducted.
AECO-C Spot refers to the one month price averaged for the year.

Revised 12-31-09

GLJ Petroleum Consultants

CONSTANT PRICE ANALYSIS

TABLE OF CONTENTS

CONSTANT PRICE ANALYSIS

DISCUSSION

This section provides economic forecasts based on current costs and constant prices as follows:

The average of the first day posted prices in each of the 12 months of the Company's fiscal year (consistent with U.S. SEC rules).

Historical price adjustments relating to factors such as product quality and transportation were applied on an individual property basis in cash flow calculations.

December 31, 2009 12 Month Average Constant Prices

Inflation Rate		0
Exchange Rate (1)	$US/$Cdn	0.8728

Crude Oil (2)

WTI Crude @ Cushing, Oklahoma	$US/Bbl	61.04
Light Sweet Crude @ Edmonton	$Cdn/Bbl	63.59
Bow River Medium @ Hardisty	$Cdn/Bbl	58.34
Lloyd Blend @ Hardisty	$Cdn/Bbl	56.00
WCS Crude @ Hardisty	$Cdn/Bbl	56.83
Light (35 API) @ Cromer	$Cdn/Bbl	60.71
Medium (29 API) @ Cromer	$Cdn/Bbl	59.56

Natural Gas (3)

US Gulf Coast Gas @ Henry Hub	$US/mmBTU	3.82
Alberta Spot @ AECO	$Cdn/mmBTU	3.84

NGLs at Edmonton (4)

Propane	$Cdn/Bbl	36.87
Butane	$Cdn/Bbl	46.87
Pentanes Plus	$Cdn/Bbl	66.67

Other Canadian Reference Prices (4)

Natural Gas

Alberta Spot Plantgate	$Cdn/mmBTU	3.65
Alberta Government Reference Plantgate	$Cdn/mmBTU	3.61
Alberta Aggregator Plantgate	$Cdn/mmBTU	3.50
Saskatchewan Spot Plantgate	$Cdn/mmBTU	3.76
B.C. Spot Plantgate	$Cdn/mmBTU	3.59

Notes:

(1) Exchange Rate   Bank of Canada noon rate.

(2) Crude Oil

WTI Crude @ Cushing, Oklahoma   Spot price from Platts and Argus.

(3) Natural Gas

US Gulf Coast Gas @ Henry Hub and all other US natural gas posted prices   Platts Gas Daily.

Alberta Spot @ AECO   Settlement price from NGX as published by in the Canadian Natural Gas Reporter. Converted from $/GJ to $/mmBTU.

(4) Other Canadian Reference Prices   Determined by GLJ Petroleum Consultants based on historical differentials to the posted Canadian reference prices.

*   All reference point prices were determined as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12 month period prior to the effective date of this price forecast.

Company:	**Cougar Energy Inc.**	Reserve Class:	**Various**
Property:	**Corporate**	Development Class:	**Classifications**
Description:	**Properties**	Pricing:	**Constant Dec. 31, 2009 (SEC 12 Month Avg.)**
		Effective Date:	**December 31, 2009**

Summary of Reserves and Values

	Proved Producing	Proved Developed Non-producing	Proved Undeveloped	Total Proved	Total Probable	Total Proved Plus Probable
MARKETABLE RESERVES						
Light/Medium Oil (Mbbl)						
Total Company Interest	206	77	0	283	162	446
Working Interest	206	77	0	283	162	445
Net After Royalty	196	71	0	267	147	414
Heavy Oil (Mbbl)						
Total Company Interest	0	0	0	0	31	31
Working Interest	0	0	0	0	31	31
Net After Royalty	0	0	0	0	31	31
Oil Equivalent (Mbbl)						
Total Company Interest	206	77	0	283	193	477
Working Interest	206	77	0	283	193	477
Net After Royalty	196	71	0	267	178	445
BEFORE TAX PRESENT VALUE (M$)						
0%	4,367	1,326	0	5,693	4,645	10,337
5%	3,889	1,191	0	5,079	4,006	9,086
8%	3,650	1,121	0	4,771	3,700	8,471
10%	3,507	1,079	0	4,585	3,520	8,105
12%	3,375	1,039	0	4,414	3,357	7,771
15%	3,197	984	0	4,180	3,139	7,320
20%	2,941	903	0	3,844	2,834	6,678
FIRST 6 YEARS BEFORE TAX CASH FLOW (M$)						
2010	1,274	101	0	1,375	688	2,063
2011	974	653	0	1,627	1,217	2,844
2012	692	248	0	940	921	1,861
2013	467	188	0	655	557	1,212
2014	301	77	0	378	404	781
2015	312	60	0	372	201	572

BOE Factors:								
	HVY OIL	1.0	RES GAS	6.0	PROPANE	1.0	ETHANE	1.0
	COND	1.0	SLN GAS	6.0	BUTANE	1.0	SULPHUR	0.0

Run Date: March 09, 2010 11:38:23

Company: **Cougar Energy Inc.**
Property: **Corporate**
Description: **Properties**

Reserve Class: **Various**
Development Class: **Classifications**
Pricing: **Constant Dec. 31, 2009 (SEC 12 Month Avg.)**
Effective Date: **December 31, 2009**

Company Production, Reserves and Present Value Summary

Entity Description	2010 Company Interest Prod'n				Company Interest Reserves					Net After Royalty Reserves					Reserve Life Index yrs	Before Income Tax Discounted Present Value (M$)			
	Gas Mcf/d	Oil bbl/d	NGL bbl/d	Oil Eq. boe/d	Gas MMcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Oil Eq. Mboe	Gas MMcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Oil Eq. Mboe		0%	8%	10%	12%
Proved Producing	0	116	0	116	0	206	0	0	206	0	196	0	0	196	4.9	4,367	3,650	3,507	3,375
Proved Developed Nonproducing	0	63	0	63	0	77	0	0	77	0	71	0	0	71	3.3	1,326	1,121	1,079	1,039
Proved Undeveloped	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Total Proved	0	179	0	179	0	283	0	0	283	0	267	0	0	267	4.3	5,693	4,771	4,585	4,414
Total Probable	0	107	0	107	0	193	0	0	193	0	178	0	0	178	4.9	4,645	3,700	3,520	3,357
Total Proved Plus Probable	0	286	0	286	0	477	0	0	477	0	445	0	0	445	4.6	10,337	8,471	8,105	7,771

BOE Factors:

HVY OIL	1.0	RES GAS	6.0	PROPANE	1.0	ETHANE	1.0
COND	1.0	SLN GAS	6.0	BUTANE	1.0	SULPHUR	0.0

1100181   Class (A,B1,B2,C,F,I), Constant Dec. 31, 2009 (SEC 12 Month Avg.), crv

March 09, 2010 19:28:26

GLJ Petroleum Consultants

Company: **Cougar Energy Inc.**
Property: **Corporate**
Description: **Properties**

Reserve Class: **Proved**
Development Class: **Producing**
Pricing: **Constant Dec. 31, 2009 (SEC 12 Month Avg.)**
Effective Date: **December 31, 2009**

Economic Forecast Summary

PRODUCTION FORECAST

		Total Oil Production				Total Gas Production				Total NGL Production				Total Oil Eq. Production		
Year	Company Wells	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe
2010	9	116	42	38	59.43	0	0	0	0.00	0	0	0	0.00	116	42	38
2011	9	92	34	31	59.42	0	0	0	0.00	0	0	0	0.00	92	34	31
2012	9	76	28	26	59.42	0	0	0	0.00	0	0	0	0.00	76	28	26
2013	8	62	23	22	59.42	0	0	0	0.00	0	0	0	0.00	62	23	22
2014	7	51	18	18	59.42	0	0	0	0.00	0	0	0	0.00	51	18	18
2015	6	39	14	14	59.41	0	0	0	0.00	0	0	0	0.00	39	14	14
2016	6	34	13	12	59.41	0	0	0	0.00	0	0	0	0.00	34	13	12
2017	6	29	11	10	59.41	0	0	0	0.00	0	0	0	0.00	29	11	10
2018	5	25	9	9	59.41	0	0	0	0.00	0	0	0	0.00	25	9	9
2019	5	22	8	8	59.41	0	0	0	0.00	0	0	0	0.00	22	8	8
2020	5	19	7	7	59.40	0	0	0	0.00	0	0	0	0.00	19	7	7
2021	1	0	0	0	58.79	0	0	0	0.00	0	0	0	0.00	0	0	0
Tot.			**206**	**196**	**59.42**		**0**	**0**	**0.00**		**0**	**0**	**0.00**		**206**	**196**

REVENUE AND EXPENSE FORECAST

	Co. Revenue Before Burdens			Royalty Burdens		Net Rev. After Royalty M$	Operating Expenses M$	Mineral + Capital Taxes M$	Other Income/ Expenses M$	Aband. Costs M$	Net Operating Income M$	Capital Invstmnt M$	Before Tax Cash Flow		
Year	Oil M$	Gas M$	Total M$	Crown M$	Other M$								Annual M$	Cum. M$	10.0% Dcf M$
2010	2,512	0	2,512	236	6	2,270	1,021	0	48	21	1,274	0	1,274	1,274	1,215
2011	1,996	0	1,996	133	6	1,857	921	0	38	0	974	0	974	2,248	2,059
2012	1,650	0	1,650	84	5	1,561	884	0	32	17	692	0	692	2,940	2,605
2013	1,348	0	1,348	49	5	1,294	831	0	25	21	467	0	467	3,407	2,939
2014	1,099	0	1,099	26	5	1,068	750	0	20	37	301	0	301	3,708	3,135
2015	850	0	850	13	4	832	537	0	17	0	312	0	312	4,020	3,320
2016	745	0	745	7	4	734	529	0	15	0	219	0	219	4,239	3,438
2017	628	0	628	3	4	621	500	0	13	16	118	0	118	4,357	3,495
2018	534	0	534	1	3	530	477	0	11	0	64	0	64	4,421	3,524
2019	468	0	468	0	3	465	415	0	10	0	60	0	60	4,481	3,548
2020	413	0	413	0	3	410	411	0	9	100	-92	0	-92	4,389	3,514
2021	8	0	8	0	1	7	4	0	0	25	-22	0	-22	4,367	3,507
Tot.	**12,251**	**0**	**12,251**	**553**	**49**	**11,649**	**7,281**	**1**	**236**	**237**	**4,367**	**0**	**4,367**	**4,367**	**3,507**
Disc	8,900	0	8,900	472	32	8,395	4,933	0	171	126	3,507	0	3,507	3,507	3,507

RESERVES and NET PRESENT VALUE SUMMARY

Net Present Value Before Income Tax

		Remaining Reserves at Jan 01, 2010				Oil Equivalents			Reserve Life Indic. (yr)		NPV Metrics - Co. Int.		
Product	Units	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Eq. Factor	Company Mboe	% of Total	Reserve Life	Life Index	Disc. Rate %	NPV M$	$/boe	$ per 1st yr boe/d
Light/Med Oil	Mbbl	206	0	206	196	1.000	206	100	12.0	4.9	0.0	4,367	21.18	37,708
Total: Oil Eq.	Mboe	206	0	206	196	1.000	206	100	12.0	4.9	5.0	3,889	18.86	33,579
Total: Gas Eq.	MMcfe	1,237	1	1,237	1,176						8.0	3,650	17.70	31,515
											10.0	3,507	17.01	30,281
											12.0	3,375	16.37	29,145
											15.0	3,197	15.50	27,604
											20.0	2,941	14.27	25,399

GLJ Petroleum Consultants

Company:	**Cougar Energy Inc.**
Property:	**Corporate**
Description:	**Properties**

Reserve Class:	**Proved**
Development Class:	**Developed Nonproducing**
Pricing:	**Constant Dec. 31, 2009 (SEC 12 Month Avg.)**
Effective Date:	**December 31, 2009**

Economic Forecast Summary

PRODUCTION FORECAST

		Total Oil Production				Total Gas Production				Total NGL Production				Total Oil Eq. Production		
Year	Company Wells	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe
2010	10	63	23	21	59.44	0	0	0	0.00	0	0	0	0.00	63	23	21
2011	10	73	27	24	59.44	0	0	0	0.00	0	0	0	0.00	73	27	24
2012	8	48	18	16	59.44	0	0	0	0.00	0	0	0	0.00	48	18	16
2013	4	23	8	8	59.44	0	0	0	0.00	0	0	0	0.00	23	8	8
2014	3	13	5	5	59.44	0	0	0	0.00	0	0	0	0.00	13	5	5
2015	1	6	2	2	59.44	0	0	0	0.00	0	0	0	0.00	6	2	2
2016	0	2	1	1	59.44	0	0	0	0.00	0	0	0	0.00	2	1	1
2017	0	1	0	1	59.44	0	0	0	0.00	0	0	0	0.00	1	0	1
2018	0	0	0	0	59.44	0	0	0	0.00	0	0	0	0.00	0	0	0
2019	0	0	0	0	59.44	0	0	0	0.00	0	0	0	0.00	0	0	0
2020	-4	-18	-7	-7	59.44	0	0	0	0.00	0	0	0	0.00	-18	-7	-7
2021	0	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0
Tot.			**77**	**71**	**59.44**		**0**	**0**	**0.00**		**0**	**0**	**0.00**		**77**	**71**

REVENUE AND EXPENSE FORECAST

	Co. Revenue Before Burdens			Royalty Burdens		Net Rev. After Royalty M$	Operating Expenses M$	Mineral + Capital Taxes M$	Other Income/ Expenses M$	Aband. Costs M$	Net Operating Income M$	Capital Invstmnt M$	Before Tax Cash Flow		
Year	Oil M$	Gas M$	Total M$	Crown M$	Other M$								Annual M$	Cum. M$	10.0% Dcf M$
2010	1,374	0	1,374	89	32	1,253	560	0	27	0	720	619	101	101	96
2011	1,576	0	1,576	107	35	1,435	766	0	31	46	653	0	653	754	662
2012	1,040	0	1,040	56	21	963	619	0	21	117	248	0	248	1,002	858
2013	502	0	502	30	4	467	265	0	12	25	188	0	188	1,191	993
2014	284	0	284	11	1	272	159	0	7	44	77	0	77	1,267	1,043
2015	122	0	122	-1	1	122	55	0	4	11	60	0	60	1,327	1,078
2016	50	0	50	-4	0	54	24	0	2	0	32	0	32	1,359	1,096
2017	27	0	27	-3	0	30	23	0	1	0	8	0	8	1,368	1,100
2018	11	0	11	-1	0	12	22	0	1	0	-10	0	-10	1,358	1,095
2019	0	0	0	0	0	0	24	0	0	110	-134	0	-134	1,223	1,041
2020	-390	0	-390	0	0	-390	-401	0	-9	-100	102	0	102	1,326	1,079
2021	0	0	0	0	0	0	0	0	0	0	0	0	0	1,326	1,079
Tot.	**4,595**	**0**	**4,595**	**283**	**93**	**4,219**	**2,118**	**0**	**98**	**253**	**1,945**	**619**	**1,326**	**1,326**	**1,079**
Disc	4,013	0	4,013	245	81	3,687	1,909	0	84	193	1,669	591	1,079	1,079	1,079

RESERVES and NET PRESENT VALUE SUMMARY

		Remaining Reserves at Jan 01, 2010				Oil Equivalents			Reserve Life Indic. (yr)		Net Present Value Before Income Tax			
												NPV Metrics - Co. Int.		
Product	Units	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Eq. Factor	Company Mboe	% of Total	Reserve Life	Life Index	Disc. Rate %	NPV M$	$/boe	$ per 1st yr boe/d
Light/Med Oil	Mbbl	77	0	77	71	1.000	77	100	11.0	3.3	0.0	1,326	17.15	20,939
Total: Oil Eq.	Mboe	77	0	77	71	1.000	77	100	11.0	3.3	5.0	1,191	15.41	18,808
Total: Gas Eq.	MMcfe	464	0	464	426						8.0	1,121	14.50	17,707
											10.0	1,079	13.95	17,035
											12.0	1,039	13.44	16,406
											15.0	984	12.73	15,538
											20.0	903	11.68	14,259

GLJ Petroleum Consultants

Company: **Cougar Energy Inc.**
Property: **Corporate**
Description: **Properties**

Reserve Class: **Proved**
Development Class: **Undeveloped**
Pricing: **Constant Dec. 31, 2009 (SEC 12 Month Avg.)**
Effective Date: **December 31, 2009**

Economic Forecast Summary

PRODUCTION FORECAST

		Total Oil Production				Total Gas Production				Total NGL Production				Total Oil Eq. Production		
Year	Company Wells	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe
2010	0	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0
2011	0	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0
2012	0	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0
2013	0	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0
2014	0	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0
2015	0	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0
2016	0	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0
2017	0	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0
2018	0	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0
2019	0	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0
2020	0	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0
2021	0	0	0	0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0
Tot.		**0**	**0**	**0.00**		**0**	**0**	**0.00**			**0**	**0**	**0.00**		**0**	**0**

REVENUE AND EXPENSE FORECAST

	Co. Revenue Before Burdens			Royalty Burdens		Net Rev. After Royalty M$	Operating Expenses M$	Mineral + Capital Taxes M$	Other Income/ Expenses M$	Aband. Costs M$	Net Operating Income M$	Capital Invstmnt M$	Before Tax Cash Flow		
Year	Oil M$	Gas M$	Total M$	Crown M$	Other M$								Annual M$	Cum. M$	10.0% Dcf M$
2010	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2011	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2012	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2013	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2014	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2015	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2016	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2017	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2018	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2019	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2020	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2021	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Tot.	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Disc	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

RESERVES and NET PRESENT VALUE SUMMARY
Net Present Value Before Income Tax

		NPV Metrics - Co. Int.	
Disc. Rate %	NPV M$	$/boe	$ per 1st yr boe/d
0.0	0.0	0.00	0
5.0	0.0	0.00	0
8.0	0.0	0.00	0
10.0	0.0	0.00	0
12.0	0.0	0.00	0
15.0	0.0	0.00	0
20.0	0.0	0.00	0

GLJ Petroleum Consultants

Company:	**Cougar Energy Inc.**		Reserve Class:	**Proved**
Property:	**Corporate**		Development Class:	**Total**
Description:	**Properties**		Pricing:	**Constant Dec. 31, 2009 (SEC 12 Month Avg.)**
			Effective Date:	**December 31, 2009**

Economic Forecast Summary

PRODUCTION FORECAST

		Total Oil Production				Total Gas Production				Total NGL Production				Total Oil Eq. Production		
Year	Company Wells	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe
2010	20	179	65	59	59.43	0	0	0	0.00	0	0	0	0.00	179	65	59
2011	19	165	60	55	59.43	0	0	0	0.00	0	0	0	0.00	165	60	55
2012	17	124	45	42	59.43	0	0	0	0.00	0	0	0	0.00	124	45	42
2013	12	85	31	30	59.43	0	0	0	0.00	0	0	0	0.00	85	31	30
2014	10	64	23	23	59.42	0	0	0	0.00	0	0	0	0.00	64	23	23
2015	7	45	16	16	59.42	0	0	0	0.00	0	0	0	0.00	45	16	16
2016	6	37	13	13	59.41	0	0	0	0.00	0	0	0	0.00	37	13	13
2017	6	30	11	11	59.41	0	0	0	0.00	0	0	0	0.00	30	11	11
2018	5	25	9	9	59.41	0	0	0	0.00	0	0	0	0.00	25	9	9
2019	5	22	8	8	59.41	0	0	0	0.00	0	0	0	0.00	22	8	8
2020	1	1	0	0	58.79	0	0	0	0.00	0	0	0	0.00	1	0	0
2021	1	0	0	0	58.79	0	0	0	0.00	0	0	0	0.00	0	0	0
Tot.			**283**	**267**	**59.42**		**0**	**0**	**0.00**		**0**	**0**	**0.00**		**283**	**267**

REVENUE AND EXPENSE FORECAST

	Co. Revenue Before Burdens			Royalty Burdens		Net Rev. After Royalty M$	Operating Expenses M$	Mineral + Capital Taxes M$	Other Income/ Expenses M$	Aband. Costs M$	Net Operating Income M$	Capital Invstmnt M$	Before Tax Cash Flow		
Year	Oil M$	Gas M$	Total M$	Crown M$	Other M$								Annual M$	Cum. M$	10.0% Dcf M$
2010	3,886	0	3,886	325	38	3,523	1,582	0	75	21	1,995	619	1,375	1,375	1,311
2011	3,572	0	3,572	240	41	3,292	1,687	0	69	46	1,627	0	1,627	3,002	2,722
2012	2,691	0	2,691	140	26	2,525	1,504	0	53	133	940	0	940	3,943	3,463
2013	1,850	0	1,850	79	9	1,761	1,096	0	36	46	655	0	655	4,598	3,932
2014	1,382	0	1,382	37	5	1,340	909	0	28	81	378	0	378	4,976	4,178
2015	972	0	972	12	5	954	592	0	21	11	372	0	372	5,347	4,398
2016	795	0	795	3	4	788	553	0	16	0	252	0	252	5,599	4,533
2017	655	0	655	0	4	651	523	0	14	16	126	0	126	5,725	4,595
2018	545	0	545	0	3	541	499	0	12	0	54	0	54	5,779	4,619
2019	468	0	468	0	3	465	439	0	10	110	-74	0	-74	5,704	4,589
2020	23	0	23	0	3	20	10	0	0	0	10	0	10	5,714	4,593
2021	8	0	8	0	1	7	4	0	0	25	-22	0	-22	5,693	4,585
Tot.	**16,846**	**0**	**16,846**	**836**	**142**	**15,868**	**9,399**	**1**	**334**	**491**	**6,312**	**619**	**5,693**	**5,693**	**4,585**
Disc	12,913	0	12,913	718	113	12,082	6,842	0	254	319	5,176	591	4,585	4,585	4,585

RESERVES and NET PRESENT VALUE SUMMARY

Net Present Value Before Income Tax

		Remaining Reserves at Jan 01, 2010				Oil Equivalents			Reserve Life Indic. (yr)			NPV Metrics - Co. Int.		
Product	Units	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Eq. Factor	Company Mboe	% of Total	Reserve Life	Life Index	Disc. Rate %	NPV M$	$/boe	$ per 1st yr boe/d
Light/Med Oil	Mbbl	283	0	283	267	1.000	283	100	12.0	4.3	0.0	5,693	20.08	31,780
Total: Oil Eq.	Mboe	283	0	283	267	1.000	283	100	12.0	4.3	5.0	5,079	17.92	28,358
Total: Gas Eq.	MMcfe	1,700	1	1,701	1,602						8.0	4,771	16.83	26,634
											10.0	4,585	16.17	25,599
											12.0	4,414	15.57	24,642
											15.0	4,180	14.75	23,339
											20.0	3,844	13.56	21,461

GLJ Petroleum Consultants

Company:	**Cougar Energy Inc.**		Reserve Class:	**Probable**
Property:	**Corporate**		Development Class:	**Total**
Description:	**Properties**		Pricing:	**Constant Dec. 31, 2009 (SEC 12 Month Avg.)**
			Effective Date:	**December 31, 2009**

Economic Forecast Summary

PRODUCTION FORECAST

		Total Oil Production				Total Gas Production				Total NGL Production				Total Oil Eq. Production		
Year	Company Wells	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe
2010	3	107	39	31	57.61	0	0	0	0.00	0	0	0	0.00	107	39	31
2011	3	93	34	30	56.87	0	0	0	0.00	0	0	0	0.00	93	34	30
2012	4	71	26	24	56.34	0	0	0	0.00	0	0	0	0.00	71	26	24
2013	6	58	21	20	56.01	0	0	0	0.00	0	0	0	0.00	58	21	20
2014	5	43	16	15	55.20	0	0	0	0.00	0	0	0	0.00	43	16	15
2015	6	39	14	14	55.17	0	0	0	0.00	0	0	0	0.00	39	14	14
2016	4	28	10	10	53.97	0	0	0	0.00	0	0	0	0.00	28	10	10
2017	2	19	7	7	52.20	0	0	0	0.00	0	0	0	0.00	19	7	7
2018	2	16	6	6	51.48	0	0	0	0.00	0	0	0	0.00	16	6	6
2019	1	7	3	3	59.43	0	0	0	0.00	0	0	0	0.00	7	3	3
2020	4	24	9	9	59.44	0	0	0	0.00	0	0	0	0.00	24	9	9
2021	4	22	8	8	59.42	0	0	0	0.00	0	0	0	0.00	22	8	8
Sub.			192	177	56.37		0	0	0.00		0	0	0.00		192	177
Rem.			1	1	58.79		0	0	0.00		0	0	0.00		1	1
Tot.			**193**	**178**	**56.38**		**0**	**0**	**0.00**		**0**	**0**	**0.00**		**193**	**178**

REVENUE AND EXPENSE FORECAST

	Co. Revenue Before Burdens			Royalty Burdens		Net Rev. After Royalty M$	Operating Expenses M$	Mineral + Capital Taxes M$	Other Income/ Expenses M$	Aband. Costs M$	Net Operating Income M$	Capital Invstmnt M$	Before Tax Cash Flow		
Year	Oil M$	Gas M$	Total M$	Crown M$	Other M$								Annual M$	Cum. M$	10.0% Dcf M$
2010	2,251	0	2,251	443	14	1,793	456	0	29	-21	1,387	700	688	688	656
2011	1,940	0	1,940	217	11	1,713	542	0	25	-21	1,217	0	1,217	1,905	1,710
2012	1,459	0	1,459	94	7	1,359	499	0	19	-42	921	0	921	2,825	2,436
2013	1,189	0	1,189	46	9	1,134	562	0	17	33	557	0	557	3,382	2,835
2014	865	0	865	34	4	827	470	0	12	-35	404	0	404	3,786	3,098
2015	782	0	782	21	0	761	519	0	10	52	201	0	201	3,986	3,217
2016	546	0	546	9	1	535	348	0	8	54	142	0	142	4,128	3,293
2017	363	0	363	3	0	359	204	0	5	5	155	0	155	4,283	3,369
2018	296	0	296	0	0	296	149	0	3	24	126	0	126	4,409	3,425
2019	160	0	160	0	0	159	78	0	3	-94	179	0	179	4,588	3,497
2020	523	0	523	0	0	522	434	0	12	0	100	0	100	4,688	3,534
2021	476	0	476	0	2	474	437	0	11	85	-37	0	-37	4,651	3,521
Sub.	10,850	0	10,850	868	49	9,933	4,698	0	155	40	5,350	700	4,651	4,651	3,521
Rem.	45	0	45	0	6	39	20	0	0	25	-6	0	-6	4,645	3,520
Tot.	**10,895**	**0**	**10,895**	**868**	**54**	**9,973**	**4,718**	**0**	**155**	**65**	**5,345**	**700**	**4,645**	**4,645**	**3,520**
Disc	7,887	0	7,887	759	40	7,088	3,010	0	108	0	4,187	667	3,520	3,520	3,520

RESERVES and NET PRESENT VALUE SUMMARY

Net Present Value Before Income Tax

		Remaining Reserves at Jan 01, 2010				Oil Equivalents			Reserve Life Indic. (yr)		NPV Metrics - Co. Int.			
Product	Units	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Eq. Factor	Company Mboe	% of Total	Reserve Life	Life Index	Disc. Rate %	NPV M$	$/boe	$ per 1st yr boe/d
Light/Med Oil	Mbbl	162	0	162	147	1.000	162	84	14.0	4.6	0.0	4,645	24.04	43,388
Heavy Oil	Mbbl	31	0	31	31	1.000	31	16	9.0	8.2	5.0	4,006	20.73	37,423
Total: Oil	Mbbl	193	0	193	178	1.000	193	100	14.0	4.9	8.0	3,700	19.15	34,559
Total: Oil Eq.	Mboe	193	0	193	178	1.000	193	100	14.0	4.9	10.0	3,520	18.22	32,880
Total: Gas Eq.	MMcfe	1,159	0	1,159	1,066						12.0	3,357	17.37	31,357
											15.0	3,139	16.24	29,322
											20.0	2,834	14.66	26,469

GLJ Petroleum Consultants

Company:	**Cougar Energy Inc.**		Reserve Class:	**Proved Plus Probable**
Property:	**Corporate**		Development Class:	**Total**
Description:	**Properties**		Pricing:	**Constant Dec. 31, 2009 (SEC 12 Month Avg.)**
			Effective Date:	**December 31, 2009**

Economic Forecast Summary

PRODUCTION FORECAST

		Total Oil Production				Total Gas Production				Total NGL Production				Total Oil Eq. Production		
Year	Company Wells	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe
2010	22	286	104	91	58.75	0	0	0	0.00	0	0	0	0.00	286	104	91
2011	22	258	94	86	58.50	0	0	0	0.00	0	0	0	0.00	258	94	86
2012	21	195	71	67	58.31	0	0	0	0.00	0	0	0	0.00	195	71	67
2013	18	143	52	50	58.04	0	0	0	0.00	0	0	0	0.00	143	52	50
2014	14	107	39	38	57.72	0	0	0	0.00	0	0	0	0.00	107	39	38
2015	13	84	31	30	57.44	0	0	0	0.00	0	0	0	0.00	84	31	30
2016	10	64	23	23	57.07	0	0	0	0.00	0	0	0	0.00	64	23	23
2017	8	49	18	18	56.62	0	0	0	0.00	0	0	0	0.00	49	18	18
2018	7	41	15	15	56.35	0	0	0	0.00	0	0	0	0.00	41	15	15
2019	6	29	11	11	59.41	0	0	0	0.00	0	0	0	0.00	29	11	11
2020	5	25	9	9	59.41	0	0	0	0.00	0	0	0	0.00	25	9	9
2021	5	22	8	8	59.41	0	0	0	0.00	0	0	0	0.00	22	8	8
Sub.			476	444	58.19		0	0	0.00		0	0	0.00		476	444
Rem.			1	1	58.79		0	0	0.00		0	0	0.00		1	1
Tot.			**477**	**445**	**58.19**		**0**	**0**	**0.00**		**0**	**0**	**0.00**		**477**	**445**

REVENUE AND EXPENSE FORECAST

	Co. Revenue Before Burdens			Royalty Burdens		Net Rev. After Royalty M$	Operating Expenses M$	Mineral + Capital Taxes M$	Other Income/ Expenses M$	Aband. Costs M$	Net Operating Income M$	Capital Invstmnt M$	Before Tax Cash Flow		
Year	Oil M$	Gas M$	Total M$	Crown M$	Other M$								Annual M$	Cum. M$	10.0% Dcf M$
2010	6,137	0	6,137	768	52	5,316	2,038	0	104	0	3,382	1,319	2,063	2,063	1,967
2011	5,512	0	5,512	457	51	5,004	2,230	0	94	25	2,844	0	2,844	4,907	4,432
2012	4,150	0	4,150	234	33	3,883	2,003	0	72	92	1,861	0	1,861	6,768	5,898
2013	3,039	0	3,039	125	18	2,895	1,658	0	54	79	1,212	0	1,212	7,980	6,767
2014	2,247	0	2,247	71	9	2,167	1,379	0	40	46	781	0	781	8,761	7,275
2015	1,754	0	1,754	33	5	1,715	1,111	0	31	63	572	0	572	9,334	7,614
2016	1,340	0	1,340	12	5	1,324	901	0	25	54	394	0	394	9,727	7,826
2017	1,018	0	1,018	3	4	1,010	727	0	19	21	281	0	281	10,008	7,964
2018	841	0	841	0	4	837	649	0	15	24	180	0	180	10,188	8,043
2019	628	0	628	0	4	625	517	0	13	16	105	0	105	10,293	8,086
2020	546	0	546	0	3	543	445	0	12	0	110	0	110	10,403	8,126
2021	484	0	484	0	3	481	440	0	11	110	-59	0	-59	10,343	8,107
Sub.	27,696	0	27,696	1,704	191	25,801	14,097	1	489	530	11,662	1,319	10,343	10,343	8,107
Rem.	45	0	45	0	6	39	20	0	0	25	-6	0	-6	10,337	8,105
Tot.	**27,741**	**0**	**27,741**	**1,704**	**197**	**25,840**	**14,117**	**1**	**489**	**555**	**11,656**	**1,319**	**10,337**	**10,337**	**8,105**
Disc	20,800	0	20,800	1,476	153	19,171	9,852	0	363	318	9,363	1,258	8,105	8,105	8,105

RESERVES and NET PRESENT VALUE SUMMARY

		Remaining Reserves at Jan 01, 2010				Oil Equivalents			Reserve Life Indic. (yr)		Net Present Value Before Income Tax			
												NPV Metrics - Co. Int.		
Product	Units	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Eq. Factor	Company Mboe	% of Total	Reserve Life	Life Index	Disc. Rate %	NPV M$	$/boe	$ per 1st yr boe/d
Light/Med Oil	Mbbl	445	0	446	414	1.000	446	93	14.0	4.4	0.0	10,337	21.68	36,123
Heavy Oil	Mbbl	31	0	31	31	1.000	31	7	9.0	8.2	5.0	9,086	19.06	31,749
Total: Oil	Mbbl	477	0	477	445	1.000	477	100	14.0	4.6	8.0	8,471	17.77	29,599
Total: Oil Eq.	Mboe	477	0	477	445	1.000	477	100	14.0	4.6	10.0	8,105	17.00	28,322
Total: Gas Eq.	MMcfe	2,860	1	2,860	2,668						12.0	7,771	16.30	27,154
											15.0	7,320	15.35	25,577
											20.0	6,678	14.01	23,335

GLJ Petroleum Consultants

SECURITIES REPORTING

TABLE OF CONTENTS

SECURITIES REPORTING OUTLINE

PART 1   DATE OF STATEMENT
    1.1   Relevant Dates
        1. Effective Date
        2. Data Date
        3. Preparation Date

PART 2   DISCLOSURE OF RESERVES DATA
    2.1   Reserves Data (Forecast Prices and Costs)
        1. Breakdown of Proved Reserves
        2. Net Present Value of Future Net Revenue
        3. Additional Information Concerning Future Net Revenue
    2.2   Reserves Data (Constant Prices and Costs)
        1. Breakdown of Reserves
        2. Net Present Value of Future Net Revenue
        3. Additional Information Concerning Future Net Revenue

PART 3   PRICING ASSUMPTIONS
    3.1   Constant Prices Used in Estimates
    3.2   Forecast Prices Used in Estimates

PART 4   RECONCILIATION OF CHANGES IN RESERVES
    4.1   Reserves Reconciliation

PART 5   ADDITIONAL INFORMATION RELATING TO RESERVES DATA
    5.1   Undeveloped Reserves
    5.2   Significant Factors or Uncertainties
    5.3   Future Development Costs

PART 6   OTHER OIL AND GAS INFORMATION
    6.3   Forward Contracts
    6.4   Additional Information Concerning Abandonment and Reclamation Costs
    6.5   Tax Horizon
    6.8   Production Estimates

SECURITIES REPORTING DISCUSSION

The Canadian Securities Administrators (CSA) have set out disclosure standards for Canadian publicly traded oil and gas companies in National Instrument 51-101 (NI 51-101).

This section presents reserves data following the item numbering and formatting in CSA Form 51-101F1 and the sample tables contained in Appendix 1 to the NI 51-101 Companion Policy (51-101CP).

The Report on Reserves Data, Form 51-101F2, is provided separately.

Note Regarding Nomenclature:

Throughout this report, "Company Interest" reserves refers to the sum of royalty interest[*] and working interest reserves before deduction of royalty burdens payable. "Working Interest" reserves equate to those reserves that are referred to as "Company Gross" reserves by the Canadian Securities Administrators (CSA) in NI 51-101.

In this Securities Reporting section, Company Gross (or working interest) volumes are presented in tables to correspond to NI 51-101 disclosure requirements.

[*]*Royalty interest reserves include royalty volumes derived only from other working interest owners.*

PART 1   DATE OF STATEMENT

Item 1.1   Relevant Dates

1. Effective Date:
   The effective date of the reserves estimates and revenue projections in this report is December 31, 2009.

2. Data Date:
   Estimates of reserves and projections of production were generally prepared using general well information and production data available in the public domain to approximately December 31, 2009. In certain instances, the Company provided production and well information up to December 31, 2009. The Company has provided GLJ with a representation letter confirming that complete and correct information has been provided to GLJ.

3. Preparation Date:

The preparation date (the latest date of receipt of information relevant to this evaluation) of this report is March 4, 2010.

PART 2   DISCLOSURE OF RESERVES DATA

Item 2.1   Reserves Data (Forecast Prices and Costs)

1.   Breakdown of Reserves (Forecast Case)
Refer to Table FP-1

2.   Net Present Value of Future Net Revenue (Forecast Case)
Refer to Table FP-1

3.   Additional Information Concerning Future Net Revenue (Forecast Case)

(a) and (b)   Undiscounted Revenue and Costs
Refer to Table FP-2

(c)   Discounted Future Net Revenue by Production Group
Refer to Table FP-3

PART 3   PRICING ASSUMPTIONS

Item 3.2   Forecast Prices Used in Estimates

1. (a)   The forecast reference prices used in preparing the Company's reserves data are provided in Table FP-4.

This price forecast is GLJ's standard price forecast effective January 1, 2010.

PART 4   RECONCILIATION OF CHANGES IN RESERVES

Item 4.1   Reserves Reconciliation

Table FP-5 provides a reconciliation of Company Gross reserves for the current year based on forecast prices and costs between this analysis and the Company's prior year-end evaluations. All assets were acquired in 2009.

PART 5   ADDITIONAL INFORMATION RELATING TO RESERVES DATA

Item 5.1   Undeveloped Reserves
1.(a) and 2.(a)   Year First Attributed

Table FP-6 provides a summary of the undeveloped reserves first attributed during the current fiscal year and the Company total at the current year-end effective date. The Company had no undeveloped reserves at December 31, 2009.

GLJ Petroleum Consultants

1.(b) and 2.(b) General Basis for Reserves and Timing of Development
Proved and probable undeveloped reserves have been estimated in accordance with procedures and standards contained in the COGE Handbook. The significant majority of the undeveloped reserves are scheduled to be developed within the next two years.

Item 5.2   **Significant Factors or Uncertainties**
The evaluated oil and gas properties of the Company have no material extraordinary risks or uncertainties beyond those which are inherent of an oil and gas producing company.

Item 5.3   **Future Development Costs**
1.   Table FP-7 summarizes capital development costs related to the recovery of the Company's reserves.

PART 6   **OTHER OIL AND GAS INFORMATION**

Item 6.3   **Forward Contracts**
In accordance with the provisions in NI 51-101, the impact of the company's financial hedges has not been included in this report.

Item 6.4   **Additional Information Concerning Abandonment and Reclamation Costs**
The following aspects of the Company's future abandonment and reclamation costs have been included/excluded in the economic forecasts.

Included:
- Well Abandonment Costs:
    - existing and future reserves wells

Excluded:
- Well Abandonment Costs:
    - non-reserves wells
- Pipelines
- Production Facilities
- Site Reclamation

Total abandonment costs are included in the reserves data summarized in Table FP-9 for the forecast price case.

Item 6.5 **Tax Horizon**

GLJ was not requested by the Company to prepare an after income tax economic analysis.

Item 6.8 **Production Estimates**

Table FP-9 presents a forecast of the Company's production by product type in the first year of forecast.

Production for properties which individually account for 20 percent or more of the Company's forecast production (total proved plus probable reserves, BOE basis) in the first year of forecast has been identified separately in these tables.

Table FP-1

Company: **Cougar Energy Inc.**
Property: **Corporate**
Description: **Properties**

Reserve Class: **Various**
Development Class: **Classifications**
Pricing: **GLJ (2010-01)**
Effective Date: **December 31, 2009**

Summary Of Oil And Gas Reserves And Net Present Values of Future Net Revenue

RESERVES SUMMARY

Reserves Category	Light And Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Total Oil Equivalent	
	Company Gross Mbbl	Company Net Mbbl	Company Gross Mbbl	Company Net Mbbl	Company Gross MMcf	Company Net MMcf	Company Gross Mbbl	Company Net Mbbl	Company Gross Mbbl	Company Net Mbbl
PROVED										
Producing	214	187	0	0	0	0	0	0	214	187
Developed Nonproducing	87	76	0	0	0	0	0	0	87	76
Undeveloped	0	0	0	0	0	0	0	0	0	0
TOTAL PROVED	301	263	0	0	0	0	0	0	301	263
TOTAL PROBABLE	174	142	37	36	0	0	0	0	211	179
TOTAL PROVED PLUS PROBABLE	474	405	37	36	0	0	0	0	512	442

NET PRESENT VALUE SUMMARY

Reserves Category	Net Present Values of Future Net Revenue Before Income Taxes Discounted At (%/year)					Unit Value Before Income Tax Discounted at 10%/year	
	0% M$	5% M$	10% M$	15% M$	20% M$	$/boe	$/Mcfe
PROVED							
Producing	8,069	6,924	6,065	5,401	4,877	32.48	5.41
Developed Nonproducing	2,723	2,476	2,260	2,074	1,912	29.68	4.95
Undeveloped	0	0	0	0	0	0.00	0.00
TOTAL PROVED	10,792	9,400	8,325	7,475	6,790	31.67	5.28
TOTAL PROBABLE	7,838	6,535	5,595	4,893	4,351	31.27	5.21
TOTAL PROVED PLUS PROBABLE	18,631	15,935	13,920	12,368	11,141	31.51	5.25

Note: Unit values are based on Company Net Reserves.

1100181   Class (A,B1,B2,C,F,I), GLJ (2010-01), cs1a

March 09, 2010 19:28:35

GLJ Petroleum Consultants

Table FP-2

Company:	**Cougar Energy Inc.**		Reserve Class:	**Various**
Property:	**Corporate**		Development Class:	**Classifications**
Description:	**Properties**		Pricing:	**GLJ (2010-01)**
			Effective Date:	**December 31, 2009**

Total Future Net Revenue (Undiscounted)

Reserves Category	Revenue M$	Royalties M$	Operating Costs M$	Capital Development Costs M$	Abandonment Costs M$	Future Net Revenue Before Income Taxes M$
Proved Producing	19,187	2,352	8,489	0	277	8,069
Proved Developed Nonproducing	7,408	901	2,893	619	271	2,723
Proved Undeveloped	0	0	0	0	0	0
Total Proved	**26,595**	**3,253**	**11,383**	**619**	**548**	**10,792**
Total Probable	**18,002**	**2,784**	**6,583**	**700**	**98**	**7,838**
Total Proved Plus Probable	**44,597**	**6,037**	**17,965**	**1,319**	**646**	**18,631**

Notes
1.   Disclosure is required for Total Proved and Proved Plus Probable reserves

GLJ Petroleum Consultants

Table FP-3

Company:	**Cougar Energy Inc.**	Reserve Class:	**Various**
Property:	**Corporate**	Development Class:	**Classifications**
Description:	**Properties**	Pricing:	**GLJ (2010-01)**
		Effective Date:	**December 31, 2009**

Future Net Revenue by Production Group

	Future Net Revenue Before Income Taxes [2] (Discounted at 10% per year)		
	M$	$/boe	$/Mcfe
Proved Producing			
Light & Medium Oil [1]	6,065	32.48	5.41
Heavy Oil [1]	0	0.00	0.00
Total: Proved Producing	**6,065**	**32.48**	**5.41**
Total Proved			
Light & Medium Oil [1]	8,325	31.67	5.28
Heavy Oil [1]	0	0.00	0.00
Total: Total Proved	**8,325**	**31.67**	**5.28**
Total Proved Plus Probable			
Light & Medium Oil [1]	13,595	33.54	5.59
Heavy Oil [1]	325	8.91	1.49
Total: Total Proved Plus Probable	**13,920**	**31.51**	**5.25**

Notes
1. Including solution gas and other by-products
2. Unit values are based on Company Net Reserves.

Percentage of Future Net Revenue (10% DCF)

Total Proved *Total Proved Plus Probable*



L & M Oil (100.0 %)



Hvy Oil (2.3 %) L & M Oil (97.7 %)

Table FP-4
FORECAST PRICES USED IN PREPARING RESERVES DATA

GLJ Petroleum Consultants
Crude Oil and Natural Gas Liquids
Price Forecast
Effective January 1, 2010

Year	Inflation %	Bank of Canada Average Noon Exchange Rate $US/$Cdn	NYMEX WTI Near Month Futures Contract Crude Oil at Cushing Oklahoma Constant 2010 $ $US/bbl	NYMEX WTI Near Month Futures Contract Crude Oil at Cushing Oklahoma Then Current $US/bbl	ICE BRENT Near Month Futures Contract Crude Oil FOB North Sea Then Current $US/bbl	Light, Sweet Crude Oil (40 API, 0.3%S) at Edmonton Then Current $Cdn/bbl	Bow River Crude Oil Stream Quality at Hardisty Then Current $Cdn/bbl	Lloyd Blend Crude Oil Stream Quality at Hardisty Then Current $Cdn/bbl	WCS Stream Quality at Hardisty Then Current $Cdn/bbl	Heavy Crude Oil Proxy (12 API) at Hardisty Then Current $Cdn/bbl	Light Crude Oil (35 API, 1.2%S) at Cromer Then Current $Cdn/bbl	Medium Crude Oil (29 API, 2.0%S) at Cromer Then Current $Cdn/bbl	Alberta Natural Gas Liquids (Then Current Dollars) Spec Ethane $Cdn/bbl	Edmonton Propane $Cdn/bbl	Edmonton Butane $Cdn/bbl	Edmonton Pentanes Plus $Cdn/bbl
1996	1.6	0.733	28.71	21.98	20.31	29.38	25.12	21.55	N/A	20.06	28.41	26.08	N/A	23.13	17.83	30.05
1997	1.6	0.722	26.52	20.62	19.32	27.85	21.18	20.55	N/A	14.41	26.52	23.72	N/A	19.41	19.76	30.91
1998	1.0	0.675	18.28	14.44	13.34	20.36	14.63	15.38	N/A	9.45	19.31	16.96	N/A	11.74	12.69	21.87
1999	1.7	0.673	24.14	19.25	17.99	27.63	23.78	22.14	N/A	19.49	26.97	25.37	N/A	15.86	18.65	27.64
2000	2.7	0.673	37.26	30.23	28.41	44.57	35.28	32.61	N/A	27.49	43.28	39.92	N/A	32.15	35.59	46.31
2001	2.5	0.646	31.23	26.00	24.87	39.44	27.69	23.47	N/A	16.77	35.22	31.58	N/A	31.92	31.25	42.48
2002	2.3	0.637	30.51	26.08	25.02	40.33	31.83	30.60	N/A	26.57	37.43	35.48	N/A	21.39	27.08	40.73
2003	2.8	0.716	35.56	31.07	28.47	43.66	32.11	31.18	N/A	26.26	40.09	37.55	N/A	32.14	34.36	44.23
2004	1.8	0.770	46.08	41.38	38.02	52.96	37.43	36.31	N/A	29.11	49.14	45.64	N/A	34.70	39.97	53.94
2005	2.2	0.826	61.87	56.58	55.14	69.02	44.73	43.03	43.74	34.07	62.18	56.77	N/A	43.04	51.80	69.57
2006	2.0	0.882	70.84	66.22	66.16	73.21	51.82	50.36	50.66	41.84	66.38	62.26	N/A	43.85	60.17	75.41
2007	2.2	0.935	75.88	72.39	72.71	77.06	53.64	52.03	52.38	43.42	71.13	65.71	N/A	49.56	61.78	77.38
2008	2.4	0.943	102.35	99.64	98.30	102.89	84.31	82.60	82.95	74.94	96.08	93.10	N/A	58.38	75.33	104.78
2009 (e)	0.3	0.880	61.66	61.56	62.48	66.43	60.06	58.28	58.55	54.36	63.93	63.19	N/A	37.58	47.31	67.99
2010 Q1	2.0	0.950	80.00	80.00	78.50	83.26	71.61	70.36	70.76	64.99	78.27	76.60	18.88	52.46	64.11	84.93
2010 Q2	2.0	0.950	80.00	80.00	78.50	83.26	71.61	70.36	70.76	64.99	78.27	76.60	19.25	52.46	64.11	84.93
2010 Q3	2.0	0.950	80.00	80.00	78.50	83.26	71.61	70.36	70.76	64.99	78.27	76.60	19.25	52.46	64.11	84.93
2010 Q4	2.0	0.950	80.00	80.00	78.50	83.26	71.61	70.36	70.76	64.99	78.27	76.60	22.70	52.46	64.11	84.93
2010 Full Year	2.0	0.950	80.00	80.00	78.50	83.26	71.61	70.36	70.76	64.99	78.27	76.60	20.02	52.46	64.11	84.93
2011	2.0	0.950	81.37	83.00	81.50	86.42	72.59	71.30	71.70	65.24	80.37	78.64	22.88	54.45	66.54	88.15
2012	2.0	0.950	82.66	86.00	84.50	89.58	73.45	72.11	72.51	65.33	83.31	80.62	23.24	56.43	68.98	91.37
2013	2.0	0.950	83.87	89.00	87.50	92.74	74.19	72.80	73.20	65.26	86.25	82.54	23.43	58.42	71.41	94.59
2014	2.0	0.950	85.00	92.00	90.50	95.90	76.72	75.28	75.68	67.52	89.19	85.35	23.79	60.42	73.84	97.82
2015	2.0	0.950	85.00	93.84	92.34	97.84	78.27	76.80	77.20	68.90	90.99	87.07	24.15	61.64	75.33	99.79
2016	2.0	0.950	85.00	95.72	94.22	99.81	79.85	78.35	78.75	70.32	92.82	88.83	25.06	62.88	76.85	101.81
2017	2.0	0.950	85.00	97.64	96.14	101.83	81.46	79.93	80.33	71.76	94.70	90.63	26.88	64.15	78.41	103.86
2018	2.0	0.950	85.00	99.59	98.09	103.88	83.11	81.55	81.95	73.22	96.61	92.46	28.84	65.45	79.99	105.96
2019	2.0	0.950	85.00	101.58	100.08	105.98	84.78	83.19	83.59	74.72	98.56	94.32	29.46	66.77	81.60	108.10
2020+	2.0	0.950	85.00	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr

Historical futures contract price is an average of the daily settlement price of the near month contract over the calendar month.

Revised 12-31-09

GLJ Petroleum Consultants

Table 4 (continued)
FORECAST PRICES USED IN PREPARING RESERVES DATA

GLJ Petroleum Consultants
Natural Gas and Sulphur
Price Forecast
Effective January 1, 2010

Year	Henry Hub Nymex Near Month Contract Constant 2010 $ $US/mmbtu	Henry Hub Nymex Near Month Contract Then Current $US/mmbtu	Midwest Price @ Chicago Then Current $US/mmbtu	AECO/NIT Spot Then Current $Cdn/mmbtu	Alberta Plant Gate Spot Constant 2010 $ $/mmbtu	Alberta Plant Gate Spot Then Current $/mmbtu	ARP $/mmbtu	Aggregator $/mmbtu	Alliance $/mmbtu	SaskEnergy $/mmbtu	Spot $/mmbtu	Sumas Spot $US/mmbtu	Westcoast Station 2 $/mmbtu	Spot Plant Gate $/mmbtu	Sulphur FOB Vancouver $US/LT	Alberta Sulphur at Plant Gate $Cdn/LT
1996	3.27	2.51	2.73	1.39	1.64	1.26	1.63	N/A	N/A	1.52	1.28	1.32	1.49	1.47	36.28	6.48
1997	3.18	2.47	2.75	1.85	2.19	1.70	1.97	N/A	N/A	1.85	1.75	1.71	1.90	1.98	34.75	5.12
1998	2.74	2.16	2.20	2.03	2.37	1.87	1.94	N/A	N/A	2.05	2.13	1.60	2.15	2.00	24.59	-6.51
1999	2.90	2.31	2.33	2.92	3.45	2.75	2.48	N/A	N/A	2.82	2.97	2.15	2.93	2.78	33.74	6.93
2000	5.31	4.32	3.96	5.08	6.06	4.93	4.50	4.44	N/A	4.79	5.16	4.15	5.06	4.88	38.14	13.59
2001	4.85	4.03	4.45	6.23	7.31	6.07	5.41	4.97	5.29	5.72	6.20	4.57	6.32	6.29	18.29	-14.67
2002	3.93	3.36	3.25	4.04	4.54	3.88	3.88	3.64	3.66	4.04	4.08	2.68	4.18	3.93	29.38	3.04
2003	6.26	5.47	5.46	6.66	7.43	6.49	6.13	5.87	6.15	6.41	6.68	4.66	6.45	6.32	59.81	39.83
2004	6.88	6.18	6.13	6.88	7.46	6.70	6.31	6.16	6.39	6.48	6.85	5.26	6.56	6.45	62.99	38.61
2005	9.83	9.00	8.24	8.58	9.19	8.42	8.30	8.27	8.29	8.36	8.31	7.13	8.22	8.12	63.50	33.77
2006	7.48	6.99	6.93	7.16	7.45	6.96	6.57	6.36	6.34	6.67	6.97	6.27	6.58	6.45	55.07	19.27
2007	7.46	7.12	6.83	6.65	6.74	6.43	6.20	6.13	5.86	6.18	6.40	6.52	6.40	6.25	81.66	42.03
2008	9.13	8.90	8.91	8.16	8.13	7.92	7.88	8.06	7.84	8.07	8.03	8.33	8.21	8.09	497.39	488.64
2009 (e)	4.18	4.16	4.11	4.20	4.01	3.99	3.99	4.18	3.30	3.67	4.04	3.89	4.16	4.03	57.02	24.52
2010 Q1	5.60	5.60	5.70	5.63	5.43	5.43	5.26	5.20	4.59	5.36	5.55	5.20	5.43	5.23	35.00	-6.16
2010 Q2	5.75	5.75	5.85	5.74	5.53	5.53	5.37	5.30	4.75	5.47	5.66	5.35	5.54	5.34	35.00	-6.16
2010 Q3	5.85	5.85	5.95	5.74	5.53	5.53	5.37	5.30	4.85	5.47	5.66	5.45	5.54	5.34	35.00	-6.16
2010 Q4	6.80	6.80	6.90	6.74	6.52	6.52	6.33	6.25	5.81	6.43	6.66	6.40	6.54	6.33	35.00	-6.16
2010 Full Year	6.00	6.00	6.10	5.96	5.75	5.75	5.58	5.51	5.00	5.68	5.88	5.60	5.76	5.56	35.00	-6.16
2011	6.86	7.00	7.10	6.79	6.45	6.58	6.38	6.30	6.02	6.48	6.71	6.45	6.59	6.38	50.00	9.63
2012	6.82	7.10	7.20	6.89	6.42	6.68	6.48	6.40	6.12	6.58	6.81	6.55	6.69	6.49	60.00	20.16
2013	6.74	7.15	7.25	6.95	6.34	6.73	6.53	6.45	6.17	6.63	6.87	6.60	6.75	6.54	75.00	35.95
2014	6.79	7.35	7.45	7.05	6.32	6.84	6.63	6.55	6.37	6.73	6.97	6.80	6.85	6.64	75.00	35.95
2015	6.79	7.50	7.60	7.16	6.29	6.94	6.73	6.65	6.53	6.83	7.08	6.95	6.96	6.75	76.50	37.53
2016	6.88	7.75	7.85	7.42	6.39	7.20	6.99	6.90	6.78	7.09	7.34	7.20	7.22	7.01	78.03	39.14
2017	7.18	8.25	8.35	7.95	6.72	7.72	7.49	7.41	7.28	7.59	7.87	7.70	7.75	7.53	79.59	40.78
2018	7.50	8.79	8.89	8.52	7.07	8.29	8.04	7.95	7.82	8.14	8.44	8.24	8.32	8.10	81.18	42.45
2019	7.50	8.96	9.06	8.69	7.08	8.47	8.21	8.12	7.99	8.31	8.61	8.41	8.49	8.28	82.08	43.40
2020+	7.50	+2.0%/yr	+2.0%/yr	+2.0%/yr	7.08	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr

Unless otherwise stated, the gas price reference point is the receipt point on the applicable provincial gas transmission system known as the plant gate.
The plant gate price represents the price before raw gas gathering and processing charges are deducted.
AECO-C Spot refers to the one month price averaged for the year.

Revised 12-31-09

GLJ Petroleum Consultants

TABLE FP-5
DECEMBER 31, 2009
RECONCILIATION OF COMPANY GROSS RESERVES
BY PRINCIPAL PRODUCT TYPE

FORECAST PRICES AND COSTS

FACTORS	Total Oil			Light and Medium Oil			Heavy Oil			Natural Gas Liquids		
	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)
December 31, 2008	0	0	0	0	0	0	0	0	0	0	0	0
Discoveries	0	0	0	0	0	0	0	0	0	0	0	0
Extensions*	0	0	0	0	0	0	0	0	0	0	0	0
Infill Drilling*	0	0	0	0	0	0	0	0	0	0	0	0
Improved Recovery*	0	0	0	0	0	0	0	0	0	0	0	0
Technical Revisions	0	0	0	0	0	0	0	0	0	0	0	0
Acquisitions	311	211	522	311	211	522	0	0	0	0	0	0
Dispositions	0	0	0	0	0	0	0	0	0	0	0	0
Economic Factors	0	0	0	0	0	0	0	0	0	0	0	0
Production	(10)	0	(10)	(10)	0	(10)	0	0	0	0	0	0
December 31, 2009	301	211	512	301	211	512	0	0	0	0	0	0

FACTORS	Total Gas			Conventional Natural Gas			Coal Bed Methane			BOE		
	Proved (MMcf)	Probable (MMcf)	Proved + Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved + Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved + Probable (MMcf)	Proved (Mboe)	Probable (Mboe)	Proved + Probable (Mboe)
December 31, 2008	0	0	0	0	0	0	0	0	0	0	0	0
Discoveries	0	0	0	0	0	0	0	0	0	0	0	0
Extensions*	0	0	0	0	0	0	0	0	0	0	0	0
Infill Drilling*	0	0	0	0	0	0	0	0	0	0	0	0
Improved Recovery*	0	0	0	0	0	0	0	0	0	0	0	0
Technical Revisions	0	0	0	0	0	0	0	0	0	0	0	0
Acquisitions	0	0	0	0	0	0	0	0	0	311	211	522
Dispositions	0	0	0	0	0	0	0	0	0	0	0	0
Economic Factors	0	0	0	0	0	0	0	0	0	0	0	0
Production	0	0	0	0	0	0	0	0	0	(10)	0	(10)
December 31, 2009	0	0	0	0	0	0	0	0	0	301	211	512

The above change categories correspond to standards set out in the Canadian Oil and Gas Evaluation Handbook. For reporting under NI 51-101, reserves additions under Infill Drilling, Improved Recovery and Extensions should be combined and reported as "Extensions and Improved Recovery".

GLJ Petroleum Consultants

Table FP-6

Company: **Cougar Energy Inc.** Reserve Class: **Various**
Property: **Corporate** Development Class: **Classifications**
Description: **Properties** Pricing: **GLJ (2010-01)**
  Effective Date: **December 31, 2009**

Undeveloped Reserves Attributed in Current Year

Proved Undeveloped Reserves

L&M Oil (Mbbl)		Heavy Oil (Mbbl)		Conventional Natural Gas (MMcf)		Natural Gas Liquids (Mbbl)		BOE (Mbbl)	
Attributed This Year*	Current Total	Attributed This Year	Current Total	Attributed This Year	Current Total	Attributed This Year	Current Total	Attributed This Year	Current Total
0	0	0	0	0	0	0	0	0	0

Probable Undeveloped Reserves

L&M Oil (Mbbl)		Heavy Oil (Mbbl)		Conventional Natural Gas (MMcf)		Natural Gas Liquids (Mbbl)		BOE (Mbbl)	
Attributed This Year	Current Total	Attributed This Year	Current Total	Attributed This Year	Current Total	Attributed This Year	Current Total	Attributed This Year	Current Total
0	0	0	0	0	0	0	0	0	0

* Refers to reserves first attributed in this fiscal year ending on the effective date.

BOE Factors:	HVY OIL	1.0	RES GAS	6.0	PROPANE	1.0	ETHANE	1.0
	COND	1.0	SLN GAS	6.0	BUTANE	1.0	SULPHUR	0.0

GLJ Petroleum Consultants

Company: **Cougar Energy Inc.**
Property: **Corporate**
Description: **Properties**

Reserve Class: **Various**
Development Class: **Classifications**
Pricing: **GLJ (2010-01)**
Effective Date: **December 31, 2009**

Company Annual Capital Expenditures (M$)

| | Year | | | | | | | | | | | | Totals | | | 10% Discounted |
Entity Description	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	Subtotal	Remainder	Total	
Proved Producing	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Proved	619	0	0	0	0	0	0	0	0	0	0	0	619	0	619	591
Total Proved Plus Probable	1,319	0	0	0	0	0	0	0	0	0	0	0	1,319	0	1,319	1,258

Company:	**Cougar Energy Inc.**
Property:	**Corporate**
Description:	**Properties**

Reserve Class:	**Various**
Development Class:	**Classifications**
Pricing:	**GLJ (2010-01)**
Effective Date:	**December 31, 2009**

Company Annual Abandonment Costs (M$)

	Year												Totals			10%
Entity Description	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	Subtotal	Remainder	Total	Discounted
Proved Producing	0	22	17	0	23	23	18	18	0	0	0	155	277	0	277	132
Total Proved	0	43	95	71	73	48	31	18	0	0	17	151	548	0	548	322
Total Proved Plus Probable	0	0	52	93	62	79	25	80	25	19	0	0	436	210	646	320

1100181   Class (A,C,I), GLJ (2010-01), cs5

March 09, 2010 19:28:49

GLJ Petroleum Consultants

Table FP-9

Company: **Cougar Energy Inc.**
Property: **Corporate**
Description: **Properties**

Reserve Class: **Various**
Development Class: **Classifications**
Pricing: **GLJ (2010-01)**
Effective Date: **December 31, 2009**

Summary of First Year Production and Oil and Gas Reserves

	2010 Average Daily Production										Reserves									
	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Oil Equivalent		Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Oil Equivalent	
Entity Description	Compny Gross bbl/d	Compny Net bbl/d	Compny Gross bbl/d	Compny Net bbl/d	Compny Gross Mcf/d	Compny Net Mcf/d	Compny Gross bbl/d	Compny Net bbl/d	Compny Gross bbl/d	Compny Net bbl/d	Compny Gross Mbbl	Compny Net Mbbl	Compny Gross Mbbl	Compny Net Mbbl	Compny Gross MMcf	Compny Net MMcf	Compny Gross Mbbl	Compny Net Mbbl	Compny Gross Mbbl	Compny Net Mbbl
Proved Producing																				
Other Properties	11	11	0	0	0	0	0	0	11	11	22	21	0	0	0	0	0	0	22	21
Trout - Sword	104	87	0	0	0	0	0	0	104	87	191	166	0	0	0	0	0	0	191	166
Total: Proved Producing	**116**	**97**	**0**	**0**	**0**	**0**	**0**	**0**	**116**	**97**	**214**	**187**	**0**	**0**	**0**	**0**	**0**	**0**	**214**	**187**
Proved Developed Nonproducing																				
Other Properties	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Trout - Sword	63	54	0	0	0	0	0	0	63	54	87	76	0	0	0	0	0	0	87	76
Total: Proved Developed Nonproducing	**63**	**54**	**0**	**0**	**0**	**0**	**0**	**0**	**63**	**54**	**87**	**76**	**0**	**0**	**0**	**0**	**0**	**0**	**87**	**76**
Proved Undeveloped																				
Other Properties	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Trout - Sword	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total: Proved Undeveloped	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Total Proved																				
Other Properties	11	11	0	0	0	0	0	0	11	11	22	21	0	0	0	0	0	0	22	21
Trout - Sword	168	141	0	0	0	0	0	0	168	141	278	242	0	0	0	0	0	0	278	242
Total: Total Proved	**179**	**152**	**0**	**0**	**0**	**0**	**0**	**0**	**179**	**152**	**301**	**263**	**0**	**0**	**0**	**0**	**0**	**0**	**301**	**263**
Total Probable																				
Other Properties	13	10	10	10	0	0	0	0	23	20	16	14	37	36	0	0	0	0	53	50
Trout - Sword	84	58	0	0	0	0	0	0	84	58	158	128	0	0	0	0	0	0	158	128
Total: Total Probable	**97**	**68**	**10**	**10**	**0**	**0**	**0**	**0**	**107**	**78**	**174**	**142**	**37**	**36**	**0**	**0**	**0**	**0**	**211**	**179**
Total Proved Plus Probable																				
Other Properties	24	20	10	10	0	0	0	0	34	30	38	35	37	36	0	0	0	0	76	71
Trout - Sword	252	199	0	0	0	0	0	0	252	199	436	371	0	0	0	0	0	0	436	371
Total: Total Proved Plus Probable	**276**	**220**	**10**	**10**	**0**	**0**	**0**	**0**	**286**	**229**	**474**	**405**	**37**	**36**	**0**	**0**	**0**	**0**	**512**	**442**

BOE Factors:

HVY OIL	1.0	RES GAS	6.0	PROPANE	1.0	ETHANE	1.0
COND	1.0	SLN GAS	6.0	BUTANE	1.0	SULPHUR	0.0

March 09, 2010 19:28:51

GLJ Petroleum Consultants

APPENDIX I

CERTIFICATES OF QUALIFICATION

Bruce E. Madu
Mirek Zaoral
Sarah C. Taylor

CERTIFICATION OF QUALIFICATION

I, Bruce E. Madu, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1.   That I am an employee of GLJ Petroleum Consultants Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Cougar Energy Inc. The effective date of this evaluation is December 31, 2009.

2.   That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Cougar Energy Inc. or its affiliated companies.

3.   That I attended the University of Alberta and that I graduated with a Bachelor of Science Degree in Petroleum Engineering in 1984; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of twenty-five years experience in engineering studies relating to Western Canadian oil and gas fields.

4.   That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of Cougar Energy Inc., and the appropriate provincial regulatory authorities.

ORIGINALLY SIGNED BY

Bruce E. Madu, P. Eng.

GLJ Petroleum Consultants

CERTIFICATION OF QUALIFICATION

I, Mirek Zaoral, Professional Geologist, 4100, 400 – 3rd Avenue S.W. Calgary, Alberta, Canada hereby certify:

1.   That I am an employee of GLJ Petroleum Consultants Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Cougar Energy Inc. The effective date of this evaluation is December 31, 2009.

2.   That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Cougar Energy Inc. or its affiliated companies.

3.   That I attended the University of Calgary and that I graduated in 1977 with a Bachelor of Science Degree with honours in Geology; that I am a registered Professional Geologist in the Province of Alberta; and, that I have in excess of thirty-two years experience in geological studies relating to Western Canadian oil and gas fields.

4.   That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of Cougar Energy Inc., and the appropriate provincial regulatory authorities.

ORIGINALLY SIGNED BY

Mirek Zaoral, P. Geol.

GLJ Petroleum Consultants

CERTIFICATION OF QUALIFICATION

I, Sarah C. Taylor, Geologist In Training, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of GLJ Petroleum Consultants Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Cougar Energy Inc. The effective date of this evaluation is December 31, 2009.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Cougar Energy Inc. or its affiliated companies.

3. That I attended the University of Calgary where I graduated with a Bachelor of Science Degree in Geology in 2003; and, that I am a Geologist In Training; and, that I have in excess of six years of experience in geological studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of Cougar Energy Inc., and the appropriate provincial regulatory authorities.

ORIGINALLY SIGNED BY

Sarah C. Taylor, G.I.T.

GLJ Petroleum Consultants